As filed with the Securities
                           and Exchange Commission on
                                November 20, 2002

                                Registration No.
                                  ____________

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                -----------------

                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 vFINANCE, INC.

             (Exact name of registrant as specified in its charter)



          Delaware                                            58-1974423
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                              Identification No.)


         3010 North Military Trail, Suite 300, Boca Raton, Florida 33431
                                 (561)- 981-1000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)



         Leonard Sokolow                         Copies of communications to:
         CEO & President                         Samuel M. Krieger, Esq.
         3010 N. Military Trail                  Krieger & Prager, LLP
         Suite 300                               39 Broadway
         Boca Raton, Florida 33431               New York, New York 10006
         (561) 981-1000                          Tele:(212) 363-2900
                                                 Fax: (212) 363-2999

                     (Name, address, including zip code, and
                        telephone number, including area
                           code, of agent for service)

                         ------------------------------



             Approximate dates of proposed sales to the public: From
              time to time after this Registration Statementbecomes
                                   effective.

If any of the securities being registered on this form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
Title of each class               Proposed maximum
of  securities  to                aggregate                   Amount of
be registered                     offering price (1)(2)       registration fee
--------------------------------------------------------------------------------
Common Stock,
$.01  par value                     $376,316.00                 $ 34.62
--------------------------------------------------------------------------------

1   Calculated in accordance with Rule 457(c).
2 Pursuant to Rule 416, there are also registered hereby such additional indeterminate number of shares of such Class A common stock as may become issuable as dividends or to prevent dilution resulting from stock splits, stock dividends or similar transactions.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) OF THE ACT, MAY DETERMINE.

                                   PROSPECTUS

                             SHARES OF COMMON STOCK

                                       OF

                                 vFINANCE, INC.

This prospectus relates to the possible resale at market of shares of our common stock by some of our existing shareholders including shares that some of these shareholders do not now own but are entitled to acquire upon conversion of a convertible note. We will not receive any proceeds from the sale of these shares.

Our common stock is traded on the over the counter Bulletin Board under the symbol VFIN. The last sale price for our common stock, as reported on OTC Bulletin Board on November 18, 2002, was $.145.

We will bear all expenses, other than selling commissions and fees, in connection with the registration and sale of the shares being offered by this prospectus.

                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                     SEE RISK FACTORS STARTING ON PAGE 4.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                November 18, 2002
                                 vFINANCE, INC.


                                    FORM S-2

                                Table of Contents



     PROSPECTUS SUMMARY                                                      1

     SUMMARY FINANCIAL INFORMATION                                           3

     SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS                       3

     RISK FACTORS                                                            4

     THE OFFERING                                                            13

     SELLING SHAREHOLDERS                                                    14

     PLAN OF DISTRIBUTION                                                    15

     DESCRIPTION OF CAPITAL STOCK                                            17

     LEGAL MATTERS                                                           19

     EXPERTS                                                                 19

     ADDITIONAL INFORMATION AND INFORMATION INCORPORATED BY REFERENCE        19

     RECENT DEVELOPMENTS                                                     20

     DISCLOSURE OF COMMISSION POSITION IN INDEMNIFICATION FOR SECURITIES
     ACT LIABILITIES                                                         21

     FINANCIAL STATEMENTS                                                   F-1

                               PROSPECTUS SUMMARY

The following summary contains basic information about vFinance, Inc. and this prospectus. It likely does not contain all the information that is important to you. For a more complete understanding, we encourage you to read the entire document and the documents referred to in this prospectus, including the financial statements and related notes included in the reports that we file with the SEC.

In this prospectus, the words vFinance, Inc., we, our, and us refer to vFinance, Inc.

THE COMPANY

OUR HISTORY. We were incorporated in the state of Delaware in February 1992 under the name Peachtree Fiberoptics, Inc., primarily to engage in the production and sale of plastic optical fiber. On October 27, 1993, we ceased all operations and subsequently sold certain assets relating to our machinery and optical fiber operations.

On November 8, 1999, we acquired vFinance Holdings, Inc., a Florida corporation, and Union Atlantic LC, a Florida limited liability company, through a Share Exchange Agreement. We received all the outstanding capital stock of vFinance Holdings, Inc. and all the outstanding membership interests of Union Atlantic LC in exchange for a total of 6,955,000 shares of our common stock. vFinance Holdings, Inc. has succeeded to the business of Union Atlantic LC.

On January 4, 2001, we closed the merger of NW Holdings, Inc., a Florida corporation, with and into us, with us as the surviving corporation. On the closing date of the merger, NW Holdings, Inc. was the parent company of and wholly owned First Level Capital, Inc., a Florida corporation. First Level Capital, Inc. is now known as vFinance Investments, Inc., an investment-banking firm that is licensed to conduct activities as a broker-dealer in 49 states, has branch offices in New York, New York, Red Bank, New Jersey and Boca Raton, Florida and independent contractor offices in 25 other locations, with approximately 134 licensed registered representatives. vFinance Investments, Inc., as our wholly owned subsidiary, continues to provide investment-banking services to small and medium sized companies and retail brokerage services to companies, financial institutions and individual investors.

On January 4, 2001, we also completed the merger of Colonial Direct Financial Group, Inc., a Delaware corporation, with and into Colonial Acquisition Corp., our wholly owned subsidiary, with Colonial Direct Financial Group, Inc. as the surviving corporation and as our wholly owned subsidiary. At the time of the merger, Colonial Direct Financial Group, Inc. was a holding company comprised of two diversified financial services companies, including First Colonial Securities Group, Inc. and Colonial Direct Retirement Services, Inc., and a company that provides administrative support to these financial service companies, Colonial Direct Capital Management, Inc. The Colonial group of companies is now inactive and no longer owned by us but some of its personnel were hired by vFinance Investments, Inc.

From time to time, we have acquired selected assets and personnel of other broker-dealers and integrated them into our operations, and may continue to do so in the future.

On August 20, 2001, we entered into a Securities Exchange Agreement by means of which we acquired the membership interests in two related companies, Critical Investments, LLC, a Virginia limited liability company ("Critical Investments"), and Critical Advisors, L.L.C., a Virginia limited liability company ("Critical Advisors"). Critical Investments manages Critical Infrastructure Fund, L.P. ("Critical Infrastructure LP"), a Delaware limited partnership and Critical Infrastructure Fund, Ltd. ("Critical Infrastructure Ltd."), an international business company organized and existing under the laws of the British Virgin Islands (collectively, the "Funds"). The Funds are currently in a liquidation mode Critical Investments and Critical Advisors and changed their names to vFinance Investors, LLC and vFinance Advisors, LLC, respectively, subsequent to the acquisition.

The chart below has been included to help understand our current corporate structure. We conduct our broker/dealer operations and investment banking and consulting through vFinance Investments, Inc., a licensed broker dealer. We operate our vfinance.com website through vFinance Holdings, Inc.. We may decide, going forward, to liquidate one or more of the inactive subsidiaries.

Active Subsidiaries
-----------------------
vFinance Investments Holdings, Inc.
holding company

vFinance Investments, Inc.
registered broker dealer

vFinance Holdings, Inc.
website

vFinance Advisors, LLC
vFinance Investors, LLC
hedge-fund manager

vFinance Financial Planning Services, Inc.
financial planning, insurance and mortgage brokerage


Our executive office is located at 3010 North Military Trail, Boca Raton, Florida 33431. Our telephone number is (561) 981-1000 and our website address is http://www.vfinance.com.

THE OFFERING
Common Shares Offered by
 the Selling Shareholders................... 3,421,053 aggregate amount of common stock.

Common Shares Outstanding
 Before Offering (1)........................ 23,859,904 shares of common stock.

Common Shares Outstanding
 After Offering............................. approximately 27,280,957 shares of common stock.

Use of Proceeds............................. We will not receive any  proceeds from the sale of any of the shares
                                             that may be sold by selling
                                             shareholders.

Risk Factors  .............................. The common stock offered by this prospectus is speculative and very
                                             risky. You should carefully
                                             consider the risk factors contained
                                             in this prospectus before
                                             investing. See the Risk Factors
                                             section for a more complete
                                             discussion of the risks associated
                                             with investment in vFinance shares.

(1)      Outstanding as of  November 1, 2002

vFinance currently has 75,000,000 shares of common stock authorized and 2,500,000 shares of preferred stock authorized.

                          SUMMARY FINANCIAL INFORMATION

The following summary financial information is based on our audited consolidated financial statements for the years ended December 31, 2001 and 2000, and our unaudited consolidated financial statements for the nine months ended September 30, 2002 and 2001. The historical results are not necessarily indicative of the operating results to be expected in the future. You should read this summary financial information together with the more detailed financial statements and related notes beginning on page F-1 of this prospectus.

                                                Year Ending December 31                         Nine Months Ending
                                                                                                 September 30
                                                   2001          2000                 2002            2001
                                                   ----          ----                 ----            ----
                                                                                  (unaudited)      (unaudited)
Consolidated Statement of Operations
Date:

Total revenue...............................  15,769,223        5,517,480         14,712,064      11,905,002
Total costs and expenses..................    33,882,090        9,625,682         16,398,000      17,802,079


Income (Loss) available to common
     Stockholders........................... (17,199,362)      (3,911,649)       (2,238,350)      (5,810,871)
Income (Loss) per share -basic..........     (0.87)            (0.39)            (0.10)           (0.30)
Weighted average number of common
     Shares used in per share
     Calculation - basic....................  19,810,285        10,131,616        23,417,252       19,474,872
Income (Loss) per share - diluted.......
Weighted average number of common
     Shares used in per share
     Calculation - diluted.................. (0.87)            (0.39)            (0.10)            (0.30)


                                                        Year Ended              Nine Months Ended
                                                     December 31, 2001          September 30, 2002
                                                     -----------------          ------------------
                                                                                      (unaudited)
Consolidated Balance Sheet Data:
    Working Capital........................             (906,799)                     1,208,059
     Total Assets.............................         6,405,812                      5,578,294
     Total Liabilities........................         5,569,413                      4,603,326
     Total Shareholders' Equity............              836,399                        974,968
     Accumulated Deficit..................           (21,254,359)                   (23,365,834)




                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus and the documents incorporated by reference or delivered to you with this prospectus, including the documents listed below in the section entitled "Additional Information and Information Incorporated by Reference" contain forward-looking statements, which provide our current expectations or forecasts of future events. The following information provides cautionary statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the Reform Act). We identify important factors that could cause our actual results to differ materially from those projected in forward-looking statements we make in this report or in other documents that reference this report. All statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, identified through the use of words or phrases such as we or our management believes, expects, anticipates, hopes, words or phrases such as will result, are expected to, will continue, is anticipated, estimated, projection and outlook, and words of similar import) are not statements of historical facts and may be forward-looking. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties including, but not limited to, economic, competitive, regulatory, growth strategies, available financing and other factors discussed elsewhere in this report and in the documents filed by us with the Securities and Exchange Commission ("SEC"). Many of these factors are beyond our control. Actual results could differ materially from the forward-looking statements we make in this report or in other documents that reference this report. In light of these risks and uncertainties, there can be no assurance that the results anticipated in the forward-looking information contained in this report or other documents that reference this report will, in fact, occur.

These forward-looking statements involve estimates, assumptions and uncertainties, and, accordingly, actual results could differ materially from those expressed in the forward-looking statements. These uncertainties include, among others, the following: (i), the inability of our broker-dealer operations to operate profitably in the face of intense competition from larger full service and discount brokers; (ii) a general decrease in merger and acquisition activities and our potential inability to receive success fees as a result of transactions not being completed; (iii) increased competition from business development portals; (iv) technological changes; (v) our potential inability to implement our growth strategy through acquisitions or joint ventures; and (vi) our potential inability to secure additional debt or equity financing.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for our management to predict all of such factors, nor can our management asses the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                  RISK FACTORS

You should carefully consider the risks described below, together with all other information contained in this prospectus. If any of the following risks actually occur, our business, financial condition or operating results may be harmed. In that case, the trading price of our common stock may decline or we may be forced out of business and you could lose your entire investment in us.

WE HAVE A LIMITED OPERATING HISTORY. AS A RESULT, YOU MAY HAVE DIFFICULTY EVALUATING OUR BUSINESS AND PROSPECTS.

We have a limited operating history. We only commenced our broker-dealer operations in the middle of 2000. In addition, we completely restructured our broker-dealer operations in 2001 through the acquisition of the two firms mentioned above and their merger into a single operation. We purchased our hedge fund management business in mid-2001 but have determined to liquidate such operation. Our website has been in existence since 1995. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of development. These risks are particularly severe among companies in new and rapidly evolving markets such as online business development services and those in regulated industries such as the securities industry. It may be difficult or impossible to accurately forecast our operating results and evaluate our business and prospects based on our historical results.

WE HAVE HAD SUBSTANTIAL AND CONTINUING LOSSES SINCE INCEPTION

Since inception, we have sustained substantial losses. Although we showed a profit for the quarter ending September 30, 2002, such losses continued through June 30, 2002 due to ongoing operating expenses and a lack of revenues sufficient to offset operating expenses. We have raised capital to fund ongoing operations by private sales of our securities, some of which sales have been highly dilutive and involve considerable expense.

We incurred net losses of $2,111,475 for the nine months ended September 30, 2002, and $17,041,860 and $3,911,649 for the years ending December 31, 2001 and December 31, 2000 respectively. As of September 30, 2002, we had an accumulated deficit of $23,365,834

We expect to spend significant amounts to enhance our products and technologies, and to expand domestic and international sales and operations. As a result, we will need to generate significant additional revenue to achieve profitability based on such planned expenditures and expansion. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we do not achieve and maintain profitability, the market price for our common stock may further decline, perhaps substantially.

If we do not receive additional capital when and in the amounts needed in the near future, our ability to continue as a going concern is in substantial doubt.

Obtaining future financing may be costly and will likely be dilutive to existing stockholders. If we are not able to obtain financing when and in the amounts needed, and on terms that are acceptable, our operations, financial condition and prospects could be materially and adversely affected, and we could be forced to curtail our operations or sell part or all of our assets.

WE WILL NEED TO RAISE ADDITIONAL FUNDS. THESE FUNDS MAY NOT BE AVAILABLE WHEN WE NEED THEM.

Based on our current plans and the funding noted above, we believe that our cash on hand and cash generated from our operations will be sufficient to fund our operations for at least the next 12 months. After this time, we may need to raise additional funds to operate the business, support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated events. We can provide no assurances that additional financing will be available when needed on favorable terms, or at all. If these funds are not available when we need them, we may need to change our business strategy or reduce our operations or investment activities. In addition, any issuance of additional equity securities will dilute the ownership interest of our existing stockholders and the issuance of additional debt securities may increase the perceived risk of investing in us.

THERE ARE RISKS ASSOCIATED WITH OUR PLANNED EXPANSION AND ACQUISITIONS.

We have undertaken certain additional risks in connection with our expansion and will undertake such risks in the future, many of which are not risks presently associated with our core business and operations. We believe that our management team and the new internal procedures that we are implementing in connection with the expansion of our operations will be adequate to manage and supervise this new business line. However, we cannot be sure that management will be able to address all of the new risks associated with this business or that the policies and procedures we implement will be sufficient.

THE COMPETITION WE FACE FROM BOTH ESTABLISHED AND RECENTLY FORMED FIRMS MAY ADVERSELY AFFECT OUR REVENUE AND PROFITABILITY. WE ALSO FACE COMPETITION FROM FIRMS THAT ARE NOT CURRENTLY IN OUR MARKET BUT COULD QUICKLY AND EASILY ENTER OUR MARKET.

We encounter intense competition in all aspects of our business, and we expect this competition to increase. For example, we face competition from regionally focused companies, both domestically and internationally, which are trying to connect start-ups with venture investors using an Internet-based market. These competitors include SeedStage Capital and Vcapital.com. We also compete in the business development portal industry with portals that provide content and services to our target market including USBX, Merger Network, Vcapital and VentureOne, The Venture Capital Marketplace, Venture Capital Unlimited, Garage.com and VCA Online.com.

We also face competition from Internet incubator firms such as Internet Capital Group, divine interVentures, Bill Gross' ideaLab!, and eCompanies. These companies offer an alternative source of capital and also provide start-ups with office space, equipment, professional services and strategic guidance. More generally, we face competition from established venture capital firms, merchant banks, investment banks, management consulting firms and angel investor networks. In addition, companies that have not traditionally provided investment-banking services, including commercial banks and providers of online financial services, may elect to enter into our industry, particularly if our existing competitors or we are successful. This competition could reduce the demand for our services and create pricing pressures. Established professional service and financial firms could leverage their existing and future relationships with start-ups, their expertise and their established reputations to enter our market quickly, thereby reducing the demand for, or the prices of, our services.

If we are unable to compete effectively with these competitors, the quality of the companies applying to us for assistance may be reduced. Many of our competitors have longer operating histories and significantly greater financial, technical and marketing resources than we have. In addition, many of these competitors offer a wider range of services and financial products than we offer. Many current and potential competitors also have greater name recognition and more extensive customer bases that could be used to accelerate their competitive activity. Moreover, current and potential competitors have established and may establish future cooperative relationships among themselves and with third parties to enhance their products and services in this space. Consequently, new competitors or alliances may emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures up face will not harm our business.

VARIATIONS IN OUR QUARTERLY OPERATING RESULTS CAUSED BY THE TIMING OF OUR CLIENT COMPANIES' FINANCING TRANSACTIONS AND THE TIMING OF OUR EVENTS COULD CAUSE OUR STOCK PRICE TO FLUCTUATE. THIS FLUCTUATION COULD RESULT IN SUBSTANTIAL LOSSES TO INVESTORS.

The timing of our revenue depends on a number of factors that are outside of our control. For example, we receive success fees only when our client companies close their transactions, the timing of which is outside our control. To the extent that a particular transaction is delayed into a subsequent quarter, our cash revenue from that client will also be deferred into a subsequent quarter, which could cause us to fail to meet the quarterly expectations of stock market analysts or investors.

PERIODS OF DECLINING SECURITIES PRICES, INACTIVITY OR UNCERTAINTY IN THE PUBLIC OR PRIVATE EQUITY MARKETS MAY ADVERSELY AFFECT OUR SUCCESS AND CONSULTING FEE REVENUE DUE TO A DECLINE IN INVESTMENT ACTIVITY.

Our success fee revenue is likely to be lower during periods of declining securities prices. To the extent potential investors incur losses on their other securities, they may be less able or willing to invest in startup companies. In addition, startup companies may find it more difficult to raise capital or engage in other transactions such as mergers or acquisitions during periods of declining securities prices. The public markets have historically experienced significant volatility not only in the number and size of initial financing transactions, but also in the secondary market trading volume and prices of newly issued securities. For example, the securities markets have recently experienced significant activity and volatility, generally resulting in declining prices and share volume. We believe activity in the private equity markets frequently reflects trends in the public markets. As a result, our revenue may be adversely affected during periods of declining prices or inactivity in the public markets to the extent that our client companies or our prospective client companies may be unable or unwilling to seek financing or general management consulting services.

Broker-dealers are directly affected by national and international economic and political conditions, broad trends in business and finance, and substantial fluctuations in volume and price levels of securities transactions. Unfavorable financial or economic conditions would likely reduce the number and size of transactions in which we provide services. Because our success fees are based on a percentage of the total value of a transaction, our revenue is directly related to the number and size of the transactions in which we participate and would therefore be adversely affected by a sustained market downturn.

OUR DIRECTORS AND EXECUTIVE OFFICERS CONTROL APPROXIMATELY 34% OF OUR COMMON STOCK AND MAY HAVE INTERESTS DIFFERING FROM THOSE OF OTHER STOCKHOLDERS.

At September 30, 2002, our directors and executive officers control approximately 32% of our outstanding common stock, directly as stockholders and indirectly through control relationships with other stockholders. These directors and executive officers, if acting together, would be able significantly to influence all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, including mergers, consolidations and the sale of substantially all of our assets. This control could have the effect of delaying or preventing a third party from acquiring or merging with us, which could hinder your ability to receive a premium for your shares.

OUR VFINANCE BRAND MAY NOT ACHIEVE THE BROAD RECOGNITION NECESSARY TO SUCCEED.

We believe that broader recognition and positive perception of the "vFinance" brand is essential to our future success. Accordingly, we intend to continue to pursue an aggressive brand enhancement strategy, which will include multimedia advertising, promotional programs and public relations activities. These initiatives will require significant expenditures. If our brand enhancement strategy is unsuccessful, these expenses may never be recovered and we may be unable to increase future revenues. Successful positioning of our brand will depend in large part on:

     o   The success of our advertising and promotional efforts;

     o   An increase in the number of users and page views of our website; and

     o The ability to continue to provide a website and services useful to our clients.

These expenditures may not result in sufficient increases in revenues to offset these expenditures. In addition, even if brand recognition increases, the number of new users or the number of page views of our website may not increase. Even if the number of new users increases, those users may not regularly use our website.

FAILURE TO MAINTAIN OR INCREASE THE FLOW OF TRAFFIC TO OUR WEBSITE COULD HARM OUR BUSINESS.

Our business partially depends on our ability to maintain or increase traffic on our website as well as our ability to have visitors to our website use our services. The website is dependent on the flow of information for its validity. It is important for our business development activities to increase the number of daily visitors, repeat visitors and the amount of time visitors spend on our website. Failure to do so could adversely affect our revenue and our ability to raise additional funds.

IF WE DO NOT CONTINUE TO DEVELOP AND ENHANCE OUR SERVICES IN A TIMELY MANNER, OUR BUSINESS MAY BE HARMED.

Our future success will depend on our ability to develop and enhance our services and add new services. We operate in a very competitive industry in which the ability to develop and deliver advanced services through the Internet and other channels is a key competitive factor. There are significant risks in the development of new or enhanced services, including the risks that we will be unable to:

     o   Effectively use new technologies;

     o   Adapt our services to emerging industry or regulatory standards; or

     o   Market new or enhanced services.

If we are unable to develop and introduce new or enhanced services quickly enough to respond to market or customer requirements or to comply with emerging industry standards, or if these services do not achieve market acceptance, our business could be seriously harmed.

INTERNET AND INTERNAL COMPUTER SYSTEM FAILURES OR COMPROMISES OF OUR SYSTEMS OR SECURITY COULD DAMAGE OUR REPUTATION AND HARM OUR BUSINESS.

Although a significant portion of our business is conducted using traditional methods of contact and communications such as face-to-face meetings, a portion of our business is conducted through the Internet. We could experience future system failures and degradations. We cannot assure you that we will be able to prevent an extended systems failure if any of the following events occurs:

     o            Human error;

     o            Subsystem, component, or software failure;

     o            A power or telecommunications failure;

     o            An earthquake, fire, or other natural disaster;

     o            Hacker attacks or other intentional acts of vandalism; or

     o            An act of God or war.

Any such systems failure that interrupts our operations could seriously harm our business. We currently have limited off-site data storage and disaster recovery systems.

The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our future success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, data capacity, and security, and the timely development of complementary products, such as high-speed modems, for providing reliable Internet access and services.

The secure transmission of confidential information over public networks is a critical element of our operations. We rely on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information over the Internet. To the best of our knowledge, to date, we have not experienced any security breaches in the transmission of confidential information. Moreover, we continually evaluate advanced encryption technology to ensure the continued integrity of our systems. However, we cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise of the technology or other algorithms used by our vendors and us to protect client transaction and other data. Any compromise of our systems or security could harm our business.

THERE ARE RISKS ASSOCIATED WITH OUR STOCK TRADING ON THE NASD OTC BULLETIN BOARD RATHER THAN A NATIONAL EXCHANGE.

    There are significant consequences associated with our stock trading on the NASD OTC Bulletin Board rather than a national exchange.

    The effects of not being able to list our securities on a national exchange include:

     o            Limited release of the market prices of our securities;

     o            Limited news coverage of us;

     o            Limited interest by investors in our securities;

     o            Volatility of our stock price due to low trading volume;

     o Increased difficulty in selling our securities in certain states due to "blue sky" restrictions; and

     o Limited ability to issue additional securities or to secure additional financing.

IF OUR COMMON STOCK IS SUBJECT TO PENNY STOCK RULES, YOU MAY HAVE GREATER DIFFICULTY SELLING YOUR SHARES.

        The Securities Enforcement and Penny Stock Reform Act of 1990 applies to stock characterized as "penny stocks," and requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Securities and Exchange Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

The exceptions include exchange-listed equity securities and any equity security issued by an issuer that has

        - net tangible assets of at least $2,000,000, if the issuer has been in continuous operation for at least three years;

        - net tangible assets of at least $5,000,000, if the issuer has been in continuous operation for less than three years; or

        - average annual revenue of at least $6,000,000 for the last three years.

        Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks.

        If our financial condition does not meet the above tests, then trading in the common stock will be covered by Rules 15g-1 through 15g-6 and 15g-9 promulgated under the Securities Exchange Act. Under those rules, broker-dealers who recommend such securities to persons other than their established customers and institutional accredited investors must make a special written suitability determination for the purchaser and must have received the purchaser's written agreement to a transaction prior to sale. These regulations would likely limit the ability of broker-dealers to trade in our common stock and thus would make it more difficult for purchasers of common stock to sell their securities in the secondary market. The market liquidity for the common stock could be severely affected.

WE DEPEND ON A LIMITED NUMBER OF KEY EXECUTIVES WHO WOULD BE DIFFICULT TO
REPLACE.

Our success depends significantly on the continued services of our senior management, especially Leonard J. Sokolow, our Chief Executive Officer and President. Losing Mr. Sokolow or any of our and our subsidiaries' other key executives, including Timothy E. Mahoney, our Chairman and Chief Operating Officer; and David A. Spector, one of our Vice Presidents, could seriously harm our business. We cannot assure you that we will be able to retain our key executives or that we would be able to replace any of our key executives if we were to lose their services for any reason. Competition for these executives is intense. If we had to replace any of these key executives, we would not be able to replace the significant amount of knowledge that these key executives have about our operations. We do not maintain "key person" insurance policies on any of our executives.

OUR GROWTH WILL BE LIMITED IF WE ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL.

Our future success depends in significant part on our ability to retain our key technical staff, business development managers, and management and marketing personnel. In addition, we must continue to attract and retain qualified professionals to perform services for our existing and future clients.

Competition for highly qualified technical, business development, and management and marketing personnel is intense. We have in the past experienced difficulty in attracting new personnel. We may not be able to hire the necessary personnel to implement our business strategy, or we may need to pay higher compensation for employees than we currently expect. We cannot assure you that we will succeed in attracting and retaining the personnel we need to grow.

WE RELY VERY HEAVILY ON CORRESPONDENT SERVICES CORP. ("CSC"), CLEARING BROKER FOR VFINANCE INVESTMENTS, OUR OPERATING BROKER-DEALER SUBSIDIARY. THE TERMINATION OF THE AGREEMENT BETWEEN THE CLEARING BROKER AND VFINANCE INVESTMENTS COULD HARM OUR BUSINESS.

Either party upon 60 days prior written notice may terminate the clearing agreement between CSC and us. According to the terms of the agreement, the clearing broker, on a fee basis, processes all securities transactions for the accounts of vFinance Investments and the accounts of its clients. CSC services include billing and credit extension, control and receipt, custody and delivery of securities, for which vFinance Investments pays a transaction charge. We are dependent on the operational capacity and the ability of CSC for the orderly processing of transactions. In addition, by engaging the processing services of a clearing broker, vFinance Investments is exempt from certain capital reserve requirements and other complex regulatory requirements imposed by federal and state securities laws. Moreover, vFinance Investments has agreed to indemnify and hold CSC harmless from certain liabilities or claims, including claims arising from the transactions of its clients.

OUR OPERATING BROKER-DEALER SUBSIDIARY EXTENDS CREDIT TO ITS CLIENTS AND IS SUBJECT TO RISKS AS A RESULT.

Our broker dealer clears all transactions for its customers on a fully disclosed basis with its clearing broker, CSC, which carries and clears all customer securities accounts. A limited portion of the customer securities activities of vFinance Investments are transacted on a "margin" basis, pursuant to which credit is extended to customers, which (a) is secured by cash and securities in customer accounts, or (b) involve (i) "short sales" (i.e., the sale of securities not yet purchased) or (ii) the purchase and sale of commodity futures contracts, substantially all of which are transacted on a margin basis. These risks are increased during periods of volatile markets in which the value of the collateral vFinance Investments holds could fall below the amount borrowed by its clients. If margin requirements are not sufficient to cover losses, vFinance Investments may be required to sell or buy securities at prevailing market prices and incur losses to satisfy its client obligations.

WE UNDERWRITE SECURITIES THROUGH VFINANCE INVESTMENTS AND ARE SUBJECT TO LOSSES RELATING TO A DECLINE IN THE MARKET VALUE OF SECURITIES THAT WE HOLD IN INVENTORY AND TO LIABILITY FOR ENGAGING IN UNDERWRITING ACTIVITIES.

The underwriting activities of vFinance Investments involve the purchase, sale or short sale of securities as a principal. As an underwriter, vFinance Investments agrees to purchase securities on a "firm commitment" basis and is subject to risk that it may be unable to resell securities or be required to dispose of securities at a loss. In connection with our investment-banking activities in which vFinance Investments acts as a manager or co-manager of public offerings of securities, we expect to make increased commitments through vFinance Investments of capital to market making activities in securities of those issuers. Any additional concentration of capital in the securities of those issuers held in inventory will increase the risk of loss from possible declines in the market price of those securities. In addition, under federal securities laws, other laws and court decisions with respect to underwriters' liabilities and limitations on the indemnification of underwriters by issuers, an underwriter is subject to substantial potential liability for misstatements or omissions of material facts in prospectuses and other communications with respect to securities offerings. Our potential liability through vFinance Investments as an underwriter is generally not covered by insurance. Moreover, underwriting commitments constitute a charge against net capital and the ability of vFinance Investments to make underwriting commitments may be limited by the requirement that it must at all times be in compliance with the net capital rule.

IF WE CANNOT ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, OUR COMPETITIVENESS MAY BE HARMED.

Our success and ability to compete depend to a significant degree on our intellectual property. We rely on copyright and trademark law, as well as confidentiality arrangements, to protect our intellectual property. Our company owns the following federally registered marks: vFinance, Inc.(R), vFinance.com, Inc.(R), and AngelSearch(R). In addition, our company owns the following state registered marks: Union Atlantic LC and Union Atlantic Capital, L.C. We currently do not have any patents. The concepts and technologies we use may not be patentable. Our competitors or others may adopt product or service names similar to "vFinance.com," thereby impeding our ability to build brand identity and possibly leading to client confusion. Our inability to adequately protect the name "vFinance.com" would seriously harm our business. Policing unauthorized use of our intellectual property is made especially difficult by the global nature of the Internet and difficulty in controlling the ultimate destination or security of software or other data transmitted on it.

The laws of other countries may afford us little or no effective protection for our intellectual property. We cannot assure you that the steps we take will prevent misappropriation of our intellectual property or that agreements entered into for that purpose will be enforceable. In addition, litigation may be necessary in the future to:

     o      Enforce our intellectual property rights;

     o Determine the validity and scope of the proprietary rights of others; or

     o      Defend against claims of infringement or invalidity.

Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could seriously harm our business.

OUR BOARD OF DIRECTORS CAN ISSUE SHARES OF "BLANK CHECK" PREFERRED STOCK WITHOUT FURTHER ACTION BY OUR STOCKHOLDERS.

Our Board of Directors has the authority, without further action by the stockholders, to issue up to 2,500,000 shares of preferred stock (of which, 122,500 shares are designated as Series A Convertible Preferred Stock and were issued in connection with the merger with Colonial Direct Financial Group, Inc., and 50,000 shares are designated as Series B Convertible Preferred Stock and were issued in connection with the merger with Colonial Direct Financial Group, Inc.) in one or more series and to fix the rights, preferences, privileges and restrictions in each series of the preferred stock, including:

     o      Dividend rights;

     o      Conversion rights;

     o Voting rights, which may be greater or lesser than the voting rights of the common stock;

     o      Rights and terms of redemption;

     o      Liquidation preferences; and

     o      Sinking fund terms.

The issuance of shares of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that these holders will receive dividends and payments upon liquidation of our company and could have the effect of delaying, deferring or preventing a change in control of our company.

WE MAY HAVE LIABILITIES TO CERTAIN HOLDERS OF OUR COMMON STOCK, AND OPTIONS WHICH ARE NOT INCLUDED IN THIS REGISTRATION STATEMENT.

 In connection with the prior issuance of common stock and/or options to acquire our common stock, the Company granted registration rights, including "piggy-back" registration rights giving such holders the right to be included in any registration statement filed by the Company subsequent to the date of issuance of such stock or options. Additionally, certain employees have options to acquire Company stock with registration rights. The Company expects to file a registration statement on a Form S-8 for such employee shares and stock options. Notwithstanding the existence of the piggy-back registration rights, the Company has not elected to include in this Registration Statement any options whose exercise price exceeds $0.31. The Company believes that all holders of restricted common stock are free to sell such stock without restrictions pursuant to the provisions of Rule 144(k) of the Securities Act of 1933. The Company may incur liability to certain holders of such piggy-back registration rights for the failure to include them in this Registration Statement.

RISKS RELATED TO OUR INDUSTRY

THE MARKET FOR ONLINE BUSINESS DEVELOPMENT SERVICES IS NEW AND UNPROVEN. IF THE MARKET FOR THESE SERVICES FAILS TO GROW, OUR BUSINESS WILL SUFFER.

The market for online business development services is at an early stage of development and is rapidly evolving. Consequently, demand and market acceptance for these recently introduced services are subject to a high level of uncertainty. Traditional means of investing and raising capital generally involve numerous face-to-face meetings. Our business requires entrepreneurs and venture capital investors, who have relied in the past upon traditional means of investing and raising capital, to submit information through our website. Accordingly, we must conduct marketing and sales efforts to educate these prospective clients about the uses and benefits of investing and raising capital online. For example, we must persuade our prospective startup clients that the services we offer, such as facilitating venture capital transactions, and business model review and counseling, provide value in relation to the services that our competitors offer, principally providing capital. If these prospective clients do not accept our online and our traditional retail brokerage and investment-banking services, our business will be seriously harmed.

GOVERNMENTAL REGULATION OF THE INTERNET MAY NEGATIVELY AFFECT OUR BUSINESS AND REDUCE DEMAND FOR OUR SERVICES.

Laws directly applicable to communications or commerce over the Internet are becoming more prevalent. The manner in which new and existing laws will be applied to the Internet, however, remains largely unsettled. It may take years to determine whether and to what extent existing laws will apply to Internet transactions. The uncertainty relating to how these laws will be applied may increase our cost of doing business and increase the risk associated with doing business.

WE, THROUGH OUR BROKER-DEALER SUBSIDIARY, ARE SUBJECT TO REGULATION BY THE SEC, STATE REGULATORS AND THE NASD.

The securities industry in the United States is subject to regulation under both federal and state laws. The SEC, the NASD, other self-regulatory organizations and state securities commissions can censure, fine, issue cease-and-desist orders, or suspend or expel a broker-dealer or any of its officers or employees. If any of these events occur to our broker-dealer subsidiaries, our business and reputation could be seriously harmed.

     Broker-dealers are subject to regulations covering many aspects of the securities business, including:

     o            Sales methods;

     o            Trade practices among broker-dealers;

     o            Use and safekeeping of customers' funds and securities;

     o            Capital structure;

     o            Record keeping;

     o            Conduct of directors, officers, and employees; and

     o Supervision of employees, particularly those in branch offices.

Our mode of operation and profitability may be directly affected by:

     o            Additional legislation;

     o            Net capital requirements;

     o            Changes in rules promulgated by the SEC, state regulators, the
                  NASD, and other self-regulatory   organizations; and

     o Changes in the interpretation or enforcement of existing laws and rules.

Our ability to comply with applicable laws and rules will depend on our establishment and maintenance of an effective compliance system, as well as our ability to attract and retain qualified compliance personnel. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of creditors and stockholders of broker-dealers. If we are unable to comply with applicable laws and rules, our business could be seriously harmed.

WE MAY BE LIABLE FOR INFORMATION RETRIEVED FROM OUR WEBSITE, THE WEBSITES OF OUR SPONSORS, AND THE WEBSITES OF OTHER THIRD PARTIES.

Users of our website may access content on our website and on the websites of our sponsors or other third parties through website links, and they may download content and subsequently transmit this content to others over the Internet or other means. This could result in claims against us based on a variety of theories, including defamation, obscenity, negligence, copyright, trademark infringement or the wrongful actions of third parties. Other actions may be brought based on the nature, publication and distribution of our content or based on errors or false or misleading information provided on our website. Claims have been brought against online services in the past, sometimes successfully, based on the content of material contained on their websites.

We are not aware of any such claims threatened against us. However, claims brought by users of our website could be material. Even if these claims do not result in liability, we could incur significant costs in investigating and defending against these claims. The imposition of potential liability for information carried on or disseminated through our systems could require us to implement measures to reduce our exposure to liability. Those measures may require the expenditure of substantial resources and limit the attractiveness of our services. Additionally, we have limited insurance coverage, which may not cover all such claims to which we are exposed.

                                  THE OFFERING

EXPENSES OF THE OFFERING

We have agreed to bear all reasonable expenses incurred in connection with the preparation and filing of the registration statement of which this prospectus is a part, including, without limitation, all registration, listing and qualification fees, printers and accounting fees, the fees and disbursements of counsel for the Company.

USE OF PROCEEDS

Existing shareholders are offering these shares for their accounts. We will not receive any proceeds from their sale.

                              SELLING SHAREHOLDERS

The following table sets forth certain information for each of the beneficial owners of the 3,421,052 shares of common stock registered in the registration statement covering shares being offered by selling shareholders. These shares will be sold, if at all, solely by and at the discretion of the selling shareholders. We will not receive any proceeds from any sales. The information in the first and last two columns is based on information derived by us from our records, from statements on Schedule 13D, where applicable, or from information voluntarily furnished to us by the respective selling shareholder. It is possible, however, that some of the selling shareholders own beneficially some shares that we do not know about and that they are free to sell without our registering them.

---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
                                         Number of shares known to
                                         us to be owned or to which    Number of                                  % of
                                         the selling shareholder has   shares being     Number of shares to be    shares to
                                         the right to acquire          registered for   owned by selling          be
                                         pursuant to outstanding       possible         shareholder after         outstanding
Name  of selling shareholder             options or warrants as of     resale by        completion of the         upon
                                         the date of this prospectus   selling          offering.(2)              completion
                                         (1)                           shareholder                                of
                                                                                                                  offering(2)
Brad Dunlap                                         10,506                      10,506             --                 --     %
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Gerald Kieft                                        10,506                      10,506             --                 --     %
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Dunlap Capital Manager I, L.P.                      11,128                      11,128             --                 --
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Barry Hixon                                          2,334                       2,334             --                 --
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Dean DuMont                                          5,000                       5,000             --                 --
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Thomas Hickey                                      166,667                     166,667             --                 --      %
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Bret Dunlap                                        166,667                     166,667             --                 --      %
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Dunlap Capital Manager I, L.P.                     333,333                     333,333             --                 --      %
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Alexander Lapatka                                   83,333                      83,333             --                 --
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
SBI Investment (USA) Inc.(3)                     1,912,280                   1,912,280             --                 --
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Shelly Singhal                                     285,965                     285,965             --                 --
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Angela McCleer                                      15,789                      15,789             --                 --
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Don Danks                                          100,000                     100,000             --                 --
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Matt McGovern                                       45,614                      45,614             --                 --
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Mike Vanderhoff                                    100,000                     100,000             --                 --
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
John Wang                                          105,263                     105,263             --                 --
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------
Jon Buttles                                         66,667                      66,667             --                 --
---------------------------------------- ----------------------------- ---------------- ------------------------- ------------

(1) Beneficial ownership is determined in accordance with SEC rules and generally include voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within sixty
(60) days, are counted as outstanding for computing the percentage of the person holding such options or warrants but are not counted as outstanding for computing the percentage of any other person.

(2) Assumes that all of the shares held by the selling shareholders and being offered under this prospectus are sold, and that the selling shareholders acquire no additional shares of common stock before the completion of this offering. The actual number of shares of common stock offered hereby is subject to change and could be materially greater or less than the estimated amount indicated, depending upon a number of factors, including whether the number of shares of common stock outstanding have been adjusted to account for any stock dividend, stock split and similar transactions or adjustment.

(3) By a Note Purchase Agreement dated November 28, 2001 between vFinance and SBI Investments (USA), Inc. (f/k/a Best Finance Investments Limited) ("SBI"), SBI obligated itself to purchase and the Company obligated itself to issue a Convertible Note (the "Note") for up to $1,500,000. As of January 11, 2002, a total of $975,000 had been advanced by under such Note. Pursuant to the Agreement as modified, SBI's obligation to extend a third tranche of $525,000 to the Company expired June 30, 2002. The Note matures on November 28, 2005, and is convertible into common stock of vFinance at a conversion price of $.285. The Note bears no interest. As of September 30, 2002, $177,500 of the Note had been converted into Common Stock. Under the terms of the Note Purchase Agreement, the Company would have been obligated to deliver to SBI an option to purchase shares of the Common Stock of the Company. The option would have expired on June 30, 2002. However, because SBI did not fund the full amount under the Note Purchase Agreement, no option was delivered. Additionally, the parties have mutually waived the provisions of the Investor Rights Agreement executed simultaneous with the Note Purchase Agreement. The Company is obligated to register the shares issuable upon conversion of the Note pursuant to a Registration Rights Agreement between the parties.

         The principal amount of the Note is redeemable in full at our option prior to the third anniversary date upon no less than thirty days notice at 116.66% of the principal balance. The Note may also be prepaid prior to the maturity date upon at least thirty days notice, subject to the right of SBI to convert all or part of the Note prior to the receipt of the prepayment amount. The person with voting and investment control over SBI Investments (USA) Inc. is John Wang. The other Selling Shareholders are assignees of the Note from SBI.

                              PLAN OF DISTRIBUTION

         Once the registration statement of which this prospectus is part becomes effective, the common stock covered by this prospectus may be offered and sold from time to time by the selling shareholders or its pledgees, donees, transferees or successors in interest. Such sales may be made on the OTC Bulletin Board or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by any means permitted under law, including one or more of the following:

         - a block trade in which a broker-dealer engaged by selling shareholders will attempt to sell the common stock covered by this prospectus as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

         - ordinary brokerage transactions in which the broker solicits purchasers; and

         -    privately negotiated transactions.

         In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.

         In connection with distributions of the common stock covered by this prospectus or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock covered by this prospectus in the course of hedging the positions they assume with the selling shareholder. The selling shareholders may also sell short and redeliver the common stock covered by this prospectus to close out such short positions. The selling shareholder may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the common stock covered by this prospectus, which the broker-dealer may resell or otherwise transfer under this prospectus. The selling shareholder may also loan or pledge the common stock registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker dealer may effect sales of the pledged shares pursuant to this prospectus.

         All costs, expenses and fees in connection with the registration of the common stock covered hereunder will be borne by us. Commissions and discounts, if any, attributable to the sales of the common stock covered by this prospectus will be borne by the selling shareholders. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the common stock covered by this prospectus against certain liabilities, including liabilities arising under the Securities Act.

         The selling shareholders are not obligated to sell any or all of the common stock covered by this prospectus.

         In order to comply with the securities laws of certain states, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the sale and issuance of common stock may be subject to the notice filing requirements of certain states. In addition, we will make copies of this prospectus available to the selling shareholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the common stock offered hereby. The selling shareholders must furnish each broker which offers common stock covered by this prospectus with the number of copies of this prospectus and any prospectus supplement that the broker requires.

         Any broker-dealers or agents that participate with the selling shareholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with sales in which they participate. If any broker-dealers or agents are deemed to be "underwriters," then any commissions they receive and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

         The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act and related rules and regulations, including Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales by the selling shareholders or any other such person. Under these rules and regulations, the selling shareholders and such other persons that are "deemed engaged in a distribution":

         - may not engage in any stabilization activity in connection with shares of our common stock; stabilization means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of shares of our common stock. This also includes bidding for or purchasing securities in the market;

         - may not engage in any passive market transactions in shares of our common stock; passive market making involves bidding for or purchasing shares of our common stock provided that the net purchases do not exceed specified levels as set forth in Rule 103 of Regulation M; and

         - may not bid for or purchase any shares of our common stock or attempt to induce any person to purchase any shares of our common stock other than as permitted by the Exchange Act.

         These restrictions may affect the marketability of the shares of our common stock offered by the selling shareholders.


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         Our authorized capital stock consists of 75,000,000 shares of common stock, par value $.01 per share, and 2,500,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK

         The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders and do not have cumulative voting rights. They are also entitled to receive any dividends that may be declared from time to time by our Board of Directors out of legally available funds. If our company is liquidated, dissolved or wound up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities outstanding at that time. Our common stock has no preemptive or conversion rights or other subscription rights. All outstanding shares of our common stock are fully paid and nonassessable. We may designate and issue preferred stock in the future. The rights and privileges of the holders of our common stock may be adversely affected by any issuance of preferred stock.

PREFERRED STOCK

         The Board of Directors has the authority, without further action by the stockholders, to issue up to 2,500,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including:

         o     dividend rights;

         o     conversion rights;

         o voting rights, which may be greater or lesser than the voting rights of the common stock;

         o     rights and terms of redemption;

         o     liquidation preferences; and

         o     sinking fund terms.

         The issuance of shares of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that these holders will receive dividends and payments upon liquidation of our company and could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plans to issue any shares of preferred stock.

         Our authorized stock includes 2,500,000 shares of preferred stock. Our board of directors has the authority to designate the relative rights and preferences of one or more series of preferred stock.

CERTAIN TERMS OF SERIES A PREFERRED STOCK AND SERIES B PREFERRED STOCK

         To date our board has authorized two series of preferred stock, designated as Series A and Series B Convertible Preferred Stock. Series A consists of 122,500 shares and Series B consists of 50,000 shares. All of those shares were issued to shareholders of Colonial Direct Financial Group, Inc. in connection with our merger with Colonial Direct and are currently outstanding.

         The Series A Preferred Stock and Series B Preferred Stock have the following rights, preferences, privileges and restrictions:

         SHAREHOLDERS CONVERSION RIGHT. The holders of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock have the right to convert their shares at the then effective conversion price into shares of our Common Stock. They may exercise this right at any time by giving us written notice at least 15 but not more than 30 days in advance of the conversion.

         OUR RIGHT TO REQUIRE CONVERSION. Under certain conditions, we have the right to require the holders of our Series A Preferred Stock and Series B Preferred Stock to convert all, but not less than all, of their outstanding shares at the then effective conversion price. We may exercise this right by giving written notice to the shareholders at least 15 but not more than 30 days in advance of the conversion. The conditions for our exercise of this option include:

         - the fact that our Common Stock is listed for trading on an exchange or automated dealer quotation system,

         - the closing price of our Common Stock being at least $3.37 per share for at least 20 consecutive trading days, and

         - the ability of the holders of our Preferred Stock being able to sell the shares either pursuant to Rule 144 or pursuant to an effective registration statement.

         CONVERSION PRICE. The number of shares issued on conversion of our Preferred Stock is equal to $10 per share of Preferred Stock divided by the conversion price in effect on the conversion date. The conversion price is $2.60 per share, subject to adjustment for certain capital events, such as stock splits, stock dividends, mergers or consolidations. The conversion price will also be adjusted, on a weighted average basis, if we issue either additional shares of our Common Stock or rights to acquire our Common Stock on the exercise of options or conversion rights at a price which is less than the then current conversion price. If the adjustment was based on the issuance of convertible securities, rights or options, the conversion price may subsequently be readjusted when those rights expire.

         DIVIDEND RIGHTS. The holders of our Series A Preferred Stock and B Preferred Stock are entitled to receive cumulative dividends at the annual rate of $1 per share for the Series A Preferred Stock and $0.70 per share for the Series B Preferred Stock, in each case whether or not such dividends are earned or declared. All those dividends must be paid before the holders of our Common Stock can receive any dividends on their shares.

         REDEMPTION RIGHTS. We have the option to redeem the outstanding shares of our Preferred Stock, in whole or in part, at any time, upon written notice given at least 30 and not more than 60 days in advance, at a redemption price of $11 per share for the Series A Preferred Stock and $10 per share for the Series B Preferred Stock. If we receive net proceeds from a single sale of our equity securities of at least $500,000, the holders of our Series B Preferred Stock may require us to redeem all, but not less than all, of the outstanding Series B Preferred Stock at a redemption price equal to $10 per share. They must give us that notice in writing within 20 days of the consummation of that sale.

         LIQUIDATION PREFERENCE. If our company is liquidated or wound up, the holders of the Series A Preferred Stock and Series B Preferred Stock will be entitled to receive an amount equal to the liquidation preference amount, plus any accrued but unpaid dividends. The liquidation preference amount is $10 per share, adjusted for certain capital events such as stock splits or stock dividends. Those amounts must be paid before the holders of our Common Stock receive any distributions. A consolidation or merger of our company will not be considered to be a liquidation or winding up for purposes of this liquidation preference unless it is part of a plan of liquidation..

         VOTING RIGHTS. Unless required by law, the holders of our Series A and B Preferred Stock have no voting rights until they convert their shares into shares of our Common Stock.

CERTAIN CHARTER AND BY-LAW PROVISIONS

         Our certificate of incorporation and bylaws contain provisions that may make it more difficult for a third party to acquire control of our company. These provisions could limit the price investors might be willing to pay in the future for shares of our common stock. For example, we are allowed to issue preferred stock without stockholder approval and special meetings of our stockholders may be called only by the Chairman of the Board of Directors or by the Board of Directors. These provisions may make it more difficult for stockholders to force our company to take action and could have the effect of delaying or preventing a change in control of our company.

STOCK TRANSFER AGENT

         The transfer agent for our common stock is North American Transfer Co., Freeport, New York 11520.

                                  LEGAL MATTERS

         Certain legal matters relating to the issue and resale of the shares of common stock under this prospectus will be passed upon for vFinance by Krieger & Prager, LLP, New York, New York.

                                     EXPERTS

         Sherb & Co., LLP, Certified Public Accountants, have audited our consolidated balance sheet as at December 31, 2001, consolidated statements of operations for years ended December 31, 2001 and December 31, 2000, consolidated statements of shareholder's equity for years ended December 31, 2001 and December 31, 2000, and our consolidated statements of cash flow for years ended December 31, 2000 and December 31, 2000. Their reports are included in this prospectus. Our consolidated financial statements are included in this prospectus in reliance on their reports, given their authority as experts in accounting and auditing.

        ADDITIONAL INFORMATION AND INFORMATION INCORPORATED BY REFERENCE

         We are subject to the informational reporting requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

         The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC. We incorporate by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:

- Our annual report on Form 10-KSB for the year ended December 31, 2001, which contains audited financial statements for the most recent fiscal year for which we have filed audited financial statements;

- Our quarterly report on Form 10-QSB and Form 10-QSB/A for the quarter ended September 30, 2002, as filed with the SEC;

         We have filed with the SEC a registration statement on Form S-2 under the Securities Act to register under the Securities Act the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement or in the exhibits to it, certain portions of which may have been omitted as permitted by the rules and regulations of the SEC. You may obtain from the SEC at its principal office in Washington, D.C. upon payment of the fees prescribed by the SEC a copy of any contract or other document referred to in this prospectus or in any document incorporated herein by reference that has been filed as an exhibit to the registration statement or such document.

         Our registration statement on Form S-2, including exhibits, as well as any reports, proxy statements and other information filed under the Exchange Act, can also be obtained electronically after we have filed them with the SEC through a variety of databases, including, among others, the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) program, Knight-Ridder Information, Inc., Federal Filings/Dow Jones and Lexis/Nexis. Additionally, the SEC maintains a Website (at http://www.sec.gov) that contains information regarding us.

         This prospectus is accompanied by a copy of our latest annual report on Form 10-KSB and latest quarterly report on Form 10-QSB. The information in this prospectus should be read together with the information and financial statements (including notes thereto) that appear or will appear in the Form 10-KSB and the documents referred to above as incorporated herein by reference. This prospectus incorporates documents by reference that are not presented herein or delivered herewith on Form 10-KSB or Form 10-QSB. These documents are available without charge, upon written or oral request by any person to whom this prospectus has been delivered, from the Secretary, vFinance, Inc., 3010 North Military Trail, Suite 300, Boca Raton, Florida 33431, (561) 981-1000 or by e-mail at richc@vfinance.com.

                               RECENT DEVELOPMENTS

         On May 29, 2002, the Company entered into a definitive select asset purchase agreement (the "Agreement") with Somerset Financial Partners, Inc., ("Somerset") a Delaware corporation to acquire certain of its assets. Through its subsidiaries, Somerset acted as a registered broker dealer and was engaged in other financial services including financial planning, insurance and mortgage brokerage. Through the Agreement, the Company agreed to acquire all Somerset's brokerage customer and client accounts, advances to registered representatives and certain other selected assets. The Company also agreed to assume certain liabilities including selected leases and hire select salaried personnel and independent contractors. The Agreement was subsequently amended on June 17, 2002 (the "Amendment"). The Agreement and Amendment provide for the payment of 1,000,000 shares of Common Stock. In addition, and based upon certain performance criteria, the Company also has agreed to pay up to an additional 2,000,000 shares of its Common Stock and warrants to purchase up to 500,000 additional shares of its Common Stock, during the first year after the transaction is closed. The Company will also issue up to 1,400,000 incentive stock options to purchase its Common shares to select Somerset employees who will be joining the Company. Those options will be issued subject to normal vesting and other conditions. All closing conditions of the Agreement and Amendment were required to be met on or before August 1, 2002 (the "Amended Closing Date").

         Pursuant to the Agreement and Amendment, effective June 17, 2002 the Company received the transfer of all agreed upon brokerage customers and client accounts as well as the registration of approximately 25 registered personnel of Somerset. Furthermore, as of such date, the Company began reflecting in its financial statements the applicable revenue production and other associated costs. Under the escrow agreement signed in conjunction with the Agreement and Amendment, the Company instructed its transfer agent to deliver to and in the name of its escrow agent a total of 3,000,000 shares of the Company's Commons Stock (the "Escrowed Shares"). The Escrowed Shares were to be delivered to Somerset when Somerset achieves all the closing conditions.

         In August 2002, as all closing conditions of the Agreement and Amendment were not met as of the Amended Closing Date, the Company issued a default letter to Somerset (the "Default Letter"). As a result of Somerset's inability to comply with Closing Conditions pursuant to the Agreement as modified, the parties mutually terminated the Agreement. During the period between the execution of the Agreement and the date hereof, 21 registered personnel of Somerset became currently employees or independent contractors of vFinance. As a result of the termination, no shares or options were issued to Somerset.

         The litigation between Ben Lichtenberg and Michael Golden, as more fully described in Form 10-KSB under Item 3, Legal Proceedings, has been settled as of October 23, 2002 with respect to Ben Lichtenberg and as of October 18 as to a preliminary written settlement agreement with Michael Golden subject to a definitive Agreement. Under the terms of the settlement with Ben Lichtenberg a full mutual general release and covenant not to sue was entered into with no payments to or by us. Under the terms of the preliminary settlement agreement with Michael Golden, Michael Golden and vFinance have agreed to a full general release, and in consideration we will redeem the 50,000 Shares of Series B Preferred Stock Michael Golden currently owns in exchange for 3,000,000 unregistered common shares subject to a 1 year lock up. In addition, Michael Golden will receive from us $7,000 per month for 12 months and $5,000 per month for an approximately an additional 33.2 months.

         Certain other material developments with respect to vFinance which have occurred since the end of the latest fiscal year for which certified financial statements were included in the latest Form 10-KSB and in the latest Form 10-QSB have been included in Forms 8-K filed with the SEC and incorporated by reference. A list of such Forms 8-K are set forth above under Additional Information and Information Incorporated by Reference.

DISCLOSURE OF COMMISSION POSITION IN INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.

         We have agreed to indemnify the selling shareholder and the officers, directors and each person who controls the selling shareholder against all losses, claims, damages, liabilities and expenses caused by:

- any untrue or alleged untrue statement of material fact contained in the registration statement, this prospectus or any amendment or supplement to these documents;

- any omission or alleged omission to state a material fact in the registration statement, this prospectus or any amendment or supplement to these documents that is required to be stated or necessary to ensure that the documents are not misleading; or

- any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation under the Securities Act, the Exchange Act or any state securities law.

            The selling shareholders will not be indemnified if the claims result from any written information furnished to us by the selling shareholders or if the selling shareholders fail to deliver a copy of this prospectus to a buyer.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling vFinance pursuant to the foregoing provisions, vFinance has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. FINANCIAL STATEMENTS.

                                 vFinance, Inc.

                        Consolidated Financial Statements

                     Years ended December 31, 2001 and 2000

                                    CONTENTS



Report of Independent Auditors........................................... F-2

Audited Financial Statements

Consolidated Balance Sheet............................................... F-3

Consolidated Statements of Operations ................................... F-4

Consolidated Statements of Shareholders' Equity.......................... F-5

Consolidated Statements of Cash Flows.................................... F-8

Notes to Consolidated Financial Statements............................... F-9

                         Report of Independent Auditors


Board of Directors
vFinance, Inc.

We have audited the accompanying consolidated balance sheet of vFinance, Inc. (formerly vFinance.com, Inc.) as of December 31, 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of vFinance, Inc. at December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.





                                                         /s/ Sherb & Co., LLP.


New York, New York
November 8, 2002
                                 vFINANCE, INC.
                           CONSOLIDATED BALANCE SHEET

                                December 31, 2001


Assets:
 Cash and cash equivalents                                     $  1,826,474
 Restricted cash                                                    203,106
 Due from clearing broker                                           588,222
 Investments in trading securities                                1,077,815
 Accounts receivable, net of allowance for doubtful
  accounts of $63,528                                                93,719
 Forgivable loans - employees, current portion                      307,452
 Notes receivable - employees, net of allowance for                 107,600
  doubtful accounts of $60,550
 Prepaid expenses and other current assets                          133,085
                                                               ------------
  Total current assets                                            4,337,473

Furniture and equipment, at cost:
 Furniture and equipment                                            940,537
 Internal use software                                              146,835
                                                               ------------
                                                                  1,087,372
Less accumulated depreciation                                      (403,970)
                                                               ------------
 Net furniture and equipment                                        683,402

 Forgivable loans - employees                                       577,760
 Goodwill, net of accumulated amortization
  of $699,294                                                       420,000
 Other assets                                                       387,177
                                                               ------------
Total Assets                                                   $  6,405,812
                                                               ============
Liabilities and Shareholders' Equity:
 Accounts payable                                              $  1,093,662
 Accounts payable - employees                                        66,407
 Accrued liabilities                                              2,319,510
 Securities sold, not yet purchased                                  53,981
 Lines of credit                                                    297,656
 Subordinated promissory notes                                      650,000
 Notes payable, current portion                                     750,429
 Capital lease obligations, current portion                          12,627
                                                               ------------
  Total current liabilities                                       5,244,272

 Letter of credit and promissory note                               268,500
 Capital lease obligations                                           56,641

Shareholders' Equity:

 Series A Convertible Preferred Stock, $0.01 par value; 122,500 shares authorized; 122,500 shares issued and outstanding (liquidation preference of $1,225,000 at
   December 31, 2001)                                                 1,225
 Series B Convertible Preferred stock, $0.01 par value;
   50,000 shares authorized; 50,000 issued and outstanding
   (liquidation preference of $500,000 at December 31, 2001)            500
 Common stock, $0.01 par value, 75,000,000 shares
  authorized; 25,964,395 shares issued, 22,952,885 outstanding      259,644
 Additional paid-in-capital on preferred stock                    1,565,775
 Additional paid-in-capital on common stock                      22,515,699
 Deferred compensation                                              (82,657)
 Accumulated deficit                                            (21,254,359)
                                                                ------------
                                                                  3,005,827
Less treasury stock, at cost, 3,011,510 shares                  (2,169,428)
                                                                ------------
 Total Shareholders' Equity                                         836,399
                                                                ------------
Total Liabilities and Shareholders' Equity                     $  6,405,812
                                                                ============

                             See Accompanying Notes.

                                 vFINANCE, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                Years Ended December 31,
                                           -----------------------------------
                                                 2001                    2000
                                             ------------           ------------
Revenues:
 Commissions - agency                       $  6,799,700           $         --
 Commissions - principal                       4,774,010                     --
 Success fees                                  2,493,671              2,965,135
 Consulting and retainers                        761,061              2,193,889
 Other brokerage related income                  567,077                     --
 Other                                           373,704                358,456
                                             ------------           ------------
TOTAL REVENUES                                15,769,223              5,517,480
                                             ------------           ------------

COST OF REVENUES:
 Commissions                                   6,901,156                     --
 Clearing and transaction costs                1,754,446                     --
 Success                                         715,608              2,397,804
 Consulting and retainers                        244,494                653,453
 Other                                            46,695                     --
                                             ------------           ------------
TOTAL COST OF REVENUES                         9,662,399              3,051,257
                                             ------------           ------------
GROSS PROFIT                                   6,106,824              2,466,223
                                             ------------           ------------

OTHER EXPENSES:
 General and administrative                    9,470,371              3,665,063
 Write-off of goodwill                         8,582,020                     --
 Net loss on trading securities                   79,827                236,006
 Professional fees                             1,006,696                478,841
 Provision for bad debts                         349,049                 88,150
 Net unrealized loss on investments held
  for trading and stock purchase warrants      1,443,878                424,041
 Depreciation and amortization                   958,711              1,682,324
 Amounts forgiven under forgivable loans         956,543                     --
 Stock based compensation                        372,596                     --
                                             ------------           ------------
Total other expenses                          23,219,691              6,574,425
                                             ------------           ------------
Loss from operations                         (17,112,867)            (4,108,202)
Interest and dividend income                      71,007                196,553
                                             ------------           ------------
NET LOSS                                     (17,041,860)            (3,911,649)

Less: Preferred stock dividend                   157,500                     --
                                             ------------           ------------
LOSS AVAILABLE TO COMMON STOCKHOLDERS       $(17,199,360)          $ (3,911,649)
                                             ============           ============
Loss per share:
 Basic                                      $      (0.87)          $      (0.39)
                                             ============           ============
Weighted average number of common
 shares used in computing basic loss
 per share                                    19,810,285             10,131,616
                                             ============           ============
 Diluted                                    $      (0.87)          $      (0.39)
                                             ============           ============
Weighted average number of common
 shares used in computing diluted loss
 per share                                    19,810,285             10,131,616
                                             ============           ============



                            See accompanying notes.

                                 vFINANCE, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                 Additional
                                      Preferred Stock          Common Stock       Paid-in
                                    ------------------     -------------------    Capital
                                    Shares      Amount      Shares     Amount      Common
                                    ------      ------     ---------  --------  ------------
Balances at December 31, 1999         --        $   --     9,099,400  $ 90,994  $  5,097,410
Issuance of common shares in
 connection with private
 placement (net of cash
 issuance costs of $1,071,342
 and non cash issuance costs
 of $361,333)                         --            --     2,333,334    23,334     5,905,324
Purchase of treasury stock            --            --            --        --            --
Issuance of common shares in
 connection with services
 rendered                             --            --       538,333     5,383     2,539,361
Change in per share fair value
 of common shares under
 restricted stock performance
 plan (First Tranche Shares)          --            --            --        --    (3,740,872)
Amortization of deferred
 compensation under restricted
 stock performance plan
 (First Tranche Shares)               --            --            --        --            --
Issuance of common shares
 under the restricted stock
 performance plan
 (Second Tranche Shares)              --            --     3,011,111    30,111     7,498,667
Change in per share fair value
 of common shares under
 restricted stock performance
 plan (Second Tranche Shares)         --            --            --        --    (4,987,665)
Rescission of common shares
 under the restricted stock
 performance plan
 (Second Tranche Shares)              --            --            --        --            --
Issuance of compensatory stock
 options and stock purchase
 warrants                             --            --            --        --       128,783
Amortization of deferred
 compensation (Second Tranche
 Shares)                              --            --            --        --            --
Amortization of deferred
 compensation                         --            --            --        --            --
Net loss                              --            --            --        --            --
                                 -------        ------    ----------  --------  ------------
Balances at December 31, 2000         --            --    14,982,178   149,822    12,441,008
Issuance of shares in
 conjunction with merger
 of NW Holdings, Inc.                 --            --     1,700,000    17,000     1,697,750
Issuance of shares in
 conjunction with merger
 of Colonial                     172,500         1,725     5,750,000    57,500     6,105,139
Accrued dividends payable on
 preferred shares                     --            --            --        --            --
Issuance of common shares in
 connection with legal
 settlements                          --            --       180,000     1,800        67,900
Amortization of deferred
 compensation                         --            --            --        --            --

Purchase of treasury stock,
 at cost                              --            --            --        --            --
Issuance of shares in
 conjunction with acquisition
 of Critical                          --            --       400,000     4,000       320,000
Issuance of common shares in
 connection with services
 rendered                             --            --       682,867     6,829       369,596
Issuance of shares in
 conjunction with related
 party share purchase
 agreement                            --            --       877,193     8,772       241,228
Issuance of shares to investors       --            --     1,392,157    13,921       271,078
Other grants of stock options
 and stock purchase warrants          --            --            --        --        27,000
Sale of treasury stock,
 at cost                              --            --            --        --            --
Beneficial conversion and imputed
 interest on
 Softbank note purchase
 agreement                            --            --            --        --       975,000
Net loss                              --            --            --        --            --
                                 -------        ------    ----------  --------  ------------
Balances at December 31, 2001    172,500        $1,725    25,964,395  $259,644  $ 22,515,699
                                 =======        ======    ==========  ========  ============




                                    Additional
                                     Paid-in
                                     Capital       Deferred     Accumulated     Treasury     Shareholders'
                                    Preferred    Compensation      Deficit        Stock         Equity
                                    ----------   ------------   ------------   -----------   ------------
Balances at December 31, 1999       $       --   $ (4,760,452)  $   (300,850)  $        --   $    127,102
Issuance of common shares in
 connection with private
 placement (net of cash
 issuance costs of $1,071,342
 and non cash issuance costs
 of $361,333)                               --             --             --            --      5,928,658
Purchase of treasury stock                  --             --             --        (6,822)        (6,822)
Issuance of common shares in
 connection with services
 rendered                                   --       (280,000)            --            --      2,264,744
Change in per share fair value
 of common shares under
 restricted stock performance
 plan (First Tranche Shares)                --      3,740,872             --            --             --
Amortization of deferred
 compensation under restricted
 stock performance plan
 (First Tranche Shares)                     --        675,813             --            --        675,813
Issuance of common shares
 under the restricted stock
 performance plan
 (Second Tranche Shares)                    --     (7,528,778)            --            --             --
Change in per share fair value
 of common shares under
 restricted stock performance
 plan (Second Tranche Shares)               --      4,987,665             --            --             --
Rescission of common shares
 under the restricted stock
 performance plan
 (Second Tranche Shares)                    --      2,159,946             --    (2,159,946)            --
Issuance of compensatory stock
 options and stock purchase
 warrants                                   --       (128,783)            --            --             --

                                      F-6

Amortization of deferred
 compensation (Second Tranche
 Shares)                                    --        381,167             --            --        381,167
Amortization of deferred
 compensation                               --        625,344             --            --        625,344
Net loss                                    --             --     (3,911,649)           --     (3,911,649)
                                    ----------   ------------   ------------   -----------   ------------
Balances at December 31, 2000               --       (127,206)    (4,212,499)   (2,166,768)     6,084,357
issuance of shares in
 conjunction with merger
 of NW Holdings, Inc.                       --             --             --            --      1,714,750
Issuance of shares in
 conjunction with merger
 of Colonial                         1,723,275             --             --            --      7,887,639
Accrued dividends payable on
 preferred shares                     (157,500)            --             --            --       (157,500)
Issuance of common shares in
 connection with legal
 settlements                                --             --             --            --         69,700
Amortization of deferred
 compensation                               --         68,549             --            --         68,549
Purchase of treasury stock,
 at cost                                    --             --             --       (10,392)       (10,392)
Issuance of shares in
 conjunction with acquisition
 of Critical                                --             --             --            --        324,000
Issuance of common shares in
 connection with services
 rendered                                   --             --             --            --        376,425
Issuance of shares in
 conjunction with related
 party share purchase
 agreement                                  --             --             --            --        250,000
Issuance of shares to investors             --             --             --            --        284,999
Other grants of stock options
 and stock  purchase warrants               --        (24,000)            --            --          3,000
Sale of treasury stock,
 at cost                                    --             --             --         7,732          7,732
Beneficial conversion on
 Softbank note purchase
 agreement                                  --             --             --            --        975,000
Net loss                                    --             --    (17,041,860)           --    (17,041,860)
                                    ----------   ------------   ------------   -----------   ------------
Balances at December 31, 2001       $1,565,775   $    (82,657)  $(21,254,359)  $(2,169,428)  $    836,399
                                    ==========   ============   ============   ===========   ============



                            See accompanying notes.

                                 vFinance, Inc.

                      Consolidated Statements of Cash Flows





                                                                                    Years Ended December 31,
                                                                              -----------------------------------
                                                                                 2001                    2000
                                                                              ------------           ------------
OPERATING ACTIVITIES
Net loss                                                                      $(17,041,860)          $ (3,911,649)
Adjustments to reconcile net loss to net cash used in operating activities:
     Write-off of goodwill                                                       8,582,020                     --
     Non-cash fees received                                                     (1,756,411)            (1,501,654)
     Depreciation and amortization                                                 958,711                 49,324
     Amortization of deferred compensation                                          68,549              1,682,324
     Issuance of common stock and common stock options in
       conjunction with services rendered and legal settlements                    449,125              2,259,402
     Provision for doubtful accounts                                                20,621                     --
     Unrealized loss on investments, net                                         1,443,878                424,041
     Loss on sale of investments, net                                               79,827                236,006
     Proceeds from sale of investments                                             405,056                491,533
     Changes in operating assets and liabilities, net of businesses acquired:
       Accounts receivable                                                         207,677                (35,704)
       Due from clearing broker                                                    257,000                     --
       Notes and other receivable                                                  426,641                     --
       Notes receivable from employees                                              61,774               (149,666)
       Investments in trading securities                                           381,659                     --
       Income taxes receivable                                                    (110,402)                    --
       Other assets                                                              1,432,818                (70,365)
       Accounts payable and accrued liabilities                                    134,475                 46,575
       Securities, sold not yet purchased                                           11,427                     --
                                                                              ------------           ------------
     Net cash used in operating activities                                      (3,987,415)              (479,833)

INVESTING ACTIVITIES
Purchase of equipment                                                             (161,805)              (155,614)
Purchase of treasury stock, net                                                     (2,660)                (6,822)
Prepaid transaction costs                                                               --                (60,802)
Acquisition of NW Holdings, Inc., net of cash acquired                            (940,037)                    --
Acquisition of Colonial, net of cash acquired                                       12,024                     --
Acquisition of Critical, net of cash acquired                                        7,586                     --
                                                                              ------------           ------------
Net cash used in investing activities                                           (1,084,892)              (223,238)

FINANCING ACTIVITIES
Payments of capital leases                                                         (65,289)                    --
Proceeds from the note purchase agreement                                          975,000                     --
Proceeds from issuance of common stock related to private placement,
   net of cash and stock issuance costs                                            534,999              5,928,658
                                                                              ------------           ------------
Net cash provided by financing activities                                        1,444,710              5,928,658
                                                                              ------------           ------------
(Decrease) increase in cash and cash equivalents                                (3,627,597)             5,225,587
Cash and cash equivalents at beginning of year                                   5,454,071                228,484
                                                                              ------------           ------------
Cash and cash equivalents at end of year                                      $  1,826,474           $  5,454,071
                                                                              ============           ============



                            See accompanying notes.

                                 vFinance, Inc.

                 Notes to the Consolidated Financial Statements

                                December 31, 2001

1. DESCRIPTION OF BUSINESS

vFinance, Inc. (the "Company") changed its name from vFinance.com, Inc. effective December 28, 2001. The Company is a "new-breed" financial services enterprise committed to building a worldwide audience of individuals looking to create wealth through their equity investments and businesses and the name change reflects the broader scope of services. The Company principally operates in one business segment, investment management services, consisting primarily of financial services, including retail brokerage and investment banking.

On January 4, 2001, the Company executed a merger agreement whereby it agreed to acquire all of the capital stock of NW Holdings, Inc. (NWH"), a Florida corporation. On the Closing Date of the merger, NWH was the parent company of and wholly owned First Level Capital, Inc. ("First Level"), a Florida corporation whose name was subsequently changed to vFinance Investments, Inc. ("VFI"). First Level contained the primary operations of NWH and was an investment-banking firm that was licensed to conduct activities as a broker-dealer in 49 states and had offices in New York, New Jersey and Florida. VFI, as the Company's wholly owned subsidiary, continues to provide investment-banking services to small and medium sized companies and retail brokerage services to companies, financial institutions and individual investors.

On January 4, 2001, the Company also executed a merger agreement whereby it agreed to acquire all of the outstanding capital stock of Colonial Direct Financial Group, Inc. ("Colonial") a Delaware corporation. At the time of the merger, Colonial was a holding company comprised of two diversified financial services companies, First Colonial Securities Group, Inc. and Colonial Direct Retirement Services, Inc., and a company that provides administrative support to these financial service companies. The Colonial group of companies is now inactive.

                                 vFinance, Inc.

                                December 31, 2001

1. DESCRIPTION OF BUSINESS (CONTINUED)

On August 20, 2001, the Company entered into a Securities Exchange Agreement acquiring all of the membership interests in two related companies, Critical Investments, LLC, a Delaware limited liability company ("Critical Investments"), and Critical Advisors, L.L.C., a Virginia limited liability company ("Critical Advisors") (collectively "Critical"). Critical Investments manages and is the sole general partner in Critical Infrastructure Fund, L.P. ("Critical Infrastructure LP"), a Delaware limited partnership. Critical Advisors manages Critical Infrastructure Fund, Ltd. ("Critical Infrastructure Ltd."), an international business company organized and existing under the laws of the British Virgin Islands and receives (i) a management fee equal to 1% of the net asset value of Critical Infrastructure Ltd. and (ii) a performance fee equal to 20% of the increase in the net asset value of Critical Infrastructure Ltd. Critical Infrastructure LP and Critical Infrastructure Ltd. are the sole partners in, owning 96% and 4% respectively, and conduct their investment and trading activities through Critical Infrastructure Fund (BVI), LP, a limited partnership organized and existing under the laws of the British Virgin Islands which holds a portfolio of securities. Critical Investments and Critical Advisors changed their names to vFinance Investors, LLC and vFinance Advisors, LLC, subsequent to the acquisition.

The Company now conducts its broker/dealer operations and investment banking and consulting through VFI, a licensed broker dealer. It also operates its vFinance.com website through vFinance Holdings, Inc. and manages Critical Infrastructure Fund (BVI) LP through vFinance Advisors, LLC and vFinance Investors, LLC.

2. SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts have been eliminated in consolidation. Certain amounts for the prior year financial statements have been reclassified to conform to the current year presentation.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis. The Company also earns revenue from investment banking and consulting. Monthly retainer fees for investment banking and consulting are recognized as services are provided. Investment banking success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

                                 vFinance, Inc.

                                December 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

Revenue Recognition (continued)

The Company does not require collateral from its customers. Revenues are not concentrated in any particular region of the country or with any individual or group.

The Company periodically receives equity instruments and stock purchase warrants from companies as part of its compensation for investment-banking services that are classified as investments in trading securities on the balance sheet, if still held at the financial reporting date. Primarily all of the equity instruments are received from small public companies. Generally, such stock purchase warrants are considered derivatives. The Company adopted Financial Accounting Standards Board Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, ("SFAS No. 133") on January 1, 2000. The Company recognizes revenue for such stock purchase warrants when received based on the Black Scholes valuation model. On a monthly basis the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value in the stock purchase warrants as determined by the Black Scholes valuation model.

Realized gains or losses are recognized in the statement of operations when the related stock purchase warrant is exercised and sold. For the years ended December 31, 2001 and 2000, the Company recognized $1,756,411 and $1,501,654 of revenue in connection with the receipt of equity instruments.

Occasionally, the Company receives equity instruments in private companies with no readily available market value. Equity interests and warrants for which there is not a public market are valued based on factors such as significant equity financing by sophisticated, unrelated new investors, history of positive cash flow from operations, the market value of comparable publicly traded companies (discounted for liquidity) and other pertinent factors. Management also considers recent offers to purchase a portfolio company's securities and the filings of registration statements in connection with a portfolio company's initial public offering when valuing warrants.

                                 vFinance, Inc.

                                December 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

Revenue Recognition (continued)

Prior to October 25, 2001, the Company's policy was to periodically distribute equity instruments or proceeds from the sale of equity instruments to its employees. Accordingly, unrealized gains or losses recorded in the statement of operations related to securities held by the Company at each period end which ultimately will be distributed to the Company's employees also impact compensation expense and accrued compensation. At December 31, 2001, $28,811 of accrued payroll is owed to former employees of the Company in connection with equity instruments held by the Company that have not yet been distributed. At December 31, 2001 and 2000, $254,625 and $227,548 of accrued payroll is owed to employees of the Company in connection with equity investments received as compensation.

As of December 31, 2001, certain transactions in process may result in the Company receiving equity instruments or stock purchase warrants in subsequent periods as discussed above. In such event, the Company will recognize revenue related to the receipt of such equity instruments consistent with the aforementioned policies. In addition, the Company would also record compensation expense at fair value related to the distribution of some or all of such equity instruments to employees or independent contractors involved with the related transaction.

The Company sells two types of listings to its website: (i) perpetual listings to venture capital vendors, who are interested in providing services to other companies or individuals; and (ii) three-month listings to entrepreneurs who have new business ideas to sell. Revenue related to the listings is generally recognized over the terms of such listings. Website revenues are concentrated primarily in the United States but are not concentrated in any particular region of the country or with any individual or group. Fees related to such listings are included in "other" in the statements of operations for the years ended December 31, 2001 and 2000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

                                 vFinance, Inc.

                                December 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with maturities of three months or less when purchased.

Investments

Investments are classified as trading securities and are held for resale in anticipation of short-term market movements or until such securities are registered or are otherwise unrestricted. Trading account assets, consisting of marketable equity securities and stock purchase warrants, are stated at fair value. At December 31, 2001 and 2000, investments consisted of common and preferred stock and stock purchase warrants held for resale. Realized gains or losses are recognized in the statement of operations when the related stock purchase warrant is exercised and the underlying shares are sold. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges. Net unrealized losses related to investments held for trading and stock purchase warrants as of December 31, 2001 and 2000, aggregated $1,443,878 and $424,041.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.'s 141, BUSINESS COMBINATIONS ("FAS 141") and 142, GOODWILL AND OTHER INTANGIBLE ASSETS ("FAS 142"). The provisions of FAS 141 eliminated the pooling-of-interests method of accounting for business combinations consummated after June 30, 2001. The Company adopted FAS 141 on July 1, 2001 and it did not have a significant impact on the Company's financial position or results of operations. Under the provisions of FAS 142, goodwill and indefinite lived intangible assets are no longer amortized, but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company is required to adopt the new accounting rules beginning January 1, 2002. Management is currently assessing the financial impact FAS 142 will have on the consolidated financial statements, but it will not be material.

                                 vFinance, Inc.

                                December 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

New Accounting Standards (continued)

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS ("FAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, and the accounting and reporting provisions of APB Opinion No. 30, REPORTING THE RESULTS OF OPERATIONS - REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS , AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS ("APB 30"). The Company is required to adopt the new accounting rules beginning January 1, 2002. Management is currently assessing the financial impact FAS 144 will have on the consolidated financial statements, but does not believe it will be material because the Company wrote off most of the goodwill at December 31, 2001.

Stock Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), and related interpretations in accounting for its employee stock options and employee stock purchase warrants because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION ("SFAS 123"), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, if the exercise price of the Company's employee stock options or stock purchase warrants equals or exceeds the market price of the underlying stock on the date of grant no compensation expense is recognized.

Fair Value of Financial Instruments

The fair values of the Company's financial instruments, which includes cash and cash equivalents, accounts and loans receivable, investments, accounts and notes payable, and accrued expenses approximate their carrying values.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with high quality insured financial institutions.

                                 vFinance, Inc.

                                December 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

Furniture and Equipment

Furniture and equipment are stated on the basis of cost less accumulated depreciation and consists primarily of computer equipment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 2-5 years, for financial reporting purposes. Depreciation expense for the years ended December 31, 2001 and 2000, totaled $259,417 and $31,658, respectively.

Goodwill

The carrying values of goodwill as well as other long-lived assets are reviewed if the facts and circumstances suggest that they may be impaired. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted estimated cash flows of the Company over the remaining amortization period, the Company's carrying values of the assets would be reduced to their estimated fair values in accordance with Statement of Financial Accounting Standards No. 142, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. See Note 4.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                                 vFinance, Inc.

                                December 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

Statement of Cash Flows

Non-cash items affecting the statements of cash flows are as follows:





                                                                                 2001                2000
                                                                               ----------          ----------
Prepaid and accrued consulting and professional fees                           $       --          $  147,395

Issuance of stock purchase warrants in connection with employment
    agreements and asset acquisition with former Pinnacle partners                     --             285,000

Issuance of common stock related to the Second Tranche of restricted
    stock performance plan                                                             --           7,528,778

Change in fair market value of stock issued in connection with Second
    Tranche of restricted stock performance plan                                       --           4,987,665

Rescission of Second Tranche of restricted stock performance plan                      --           2,159,946

Change in fair market value of stock issued in connection with First
    Tranche of restricted stock performance plan                                       --           3,740,872

Beneficial conversion related to Softbank note payable                            975,000                  --

Accrual of Series A and B Preferred Stock dividends                               157,500                  --



Earnings per Share

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE ("SFAS No. 128"). In accordance with SFAS No. 128, basic earnings per share is computed using the weighted average number of shares of common stock outstanding and diluted earnings per share is computed using the weighted average number of shares of common stock and the dilutive effect of options and warrants outstanding, using the "treasury stock" method.

                                 vFinance, Inc.

                                December 31, 2001

3. ACQUISITIONS

As previously noted, on January 4, 2001, the Company closed on the merger of Colonial, acquiring all of its outstanding capital stock. The acquisition was accounted for under the purchase method of accounting. The results of operations of Colonial for the period January 1, 2001 through January 3, 2001 were not material. The purchase price consisted of the issuance of 5,750,000 common shares of stock, the issuance of 625,000 stock options, the conversion of 490,000 stock options, the issuance of 585,000 common stock purchase warrants and the issuance of 172,500 preferred shares of stock for total consideration of approximately $7,400,000. The purchase price was allocated to the assets acquired and the liabilities assumed with the excess of such purchase price of approximately $8,100,000 allocated to goodwill, which was being amortized over 15 years. (See Note 4.) The Colonial merger shares were issued on a pro rata basis to shareholders based on their relative ownership of Colonial common stock, except for twenty percent (20%) of the 5,750,000 common shares of stock, totaling approximately 1,150,000 shares, which were withheld from the Majority Shareholders and placed in escrow for a term of six months subject to offset by the Company to cover losses or damages to the Company due to breaches by the Majority Shareholders of their representations, warranties or covenants contained in the Colonial merger agreement. The Company has made a claim of offset seeking a return of all Colonial merger shares held in escrow to cover certain losses or damages to the Company due to breaches by the Majority Shareholders of their representations, warranties or covenants contained in the Colonial merger agreement. Such claims have not been resolved and the shares remain in escrow. See Note 10.

As previously noted, on January 4, 2001, the Company closed on the merger of NWH acquiring all of its outstanding capital stock. The acquisition was accounted for under the purchase method of accounting. The results of operations of NWH for the period from January 1, 2001 through January 3, 2001, were not material. The purchase price consisted of the issuance of 1,700,000 common shares of stock, the issuance of 575,000 stock options and cash of $1,000,000 for total consideration of $2,714,750. The purchase price was allocated to the assets acquired and the liabilities assumed with the excess of such purchase price of approximately $1,300,000 allocated to goodwill, which was being amortized over 15 years. (See Note 4.)

As previously noted on August 20, 2001, the Company closed on the acquisition of all of the membership interests of Critical for total consideration of approximately $325,000 and the results of operations of Critical are included in the consolidated results of operations from August 20, 2001. The Company recorded approximately $270,000 of goodwill, related to the excess of the purchase price over the fair value which was being amortized over 15 years (see
Note 4). The acquisition is immaterial to the consolidated financial statements taken as a whole.

                                 vFinance, Inc.

                                December 31, 2001

3. ACQUISITIONS (CONTINUED)

The results of operations of Colonial and NWH are included in the Company's consolidated results of operations for the year ended December 31, 2001 from their respective acquisition dates (January 4, 2001), accordingly, no pro forma results of operations are presented for the year ended December 31, 2001 as the Company's consolidated results of operations include substantially all of each company's actual results.

The following unaudited pro-forma condensed financial information reflects the results of operations and assets of the Company, Colonial and NWH as if the transactions had taken place on January 1, 2000, but does not purport to be indicative of the consolidated results of operations or financial position of the combined entities if the transactions had been consummated on January 1, 2000.



                                    Year ended
                                December 31, 2000
                                -----------------
Revenues                            $28,163,609
Net loss                             (8,267,009)
Loss per share                            (0.42)
Total assets                         12,927,733



4. IMPAIRMENT OF GOODWILL

In connection with the aforementioned mergers and acquisition, the Company recognized goodwill as follows: First Level, approximately $1,300,000; Colonial, approximately $8,100,000; and Critical, approximately $270,000. See Note 3 above.

Management determined that, as of December 31, 2001, a write-down of the goodwill related to the NWH acquisition was necessary as the Company's projections of the future operating results of First Level indicated impairment. Based on such projections and other analysis the Company took an impairment charge aggregating $876,000 related to NWH goodwill. Goodwill remaining as of December 31, 2001 totaled $420,000.

                                 vFinance, Inc.

                                December 31, 2001

4. IMPAIRMENT OF GOODWILL (CONTINUED)

Management determined that, as of December 31, 2001, a write-down of the goodwill related to the Colonial acquisition was necessary as the Company's projections of future operating results indicated impairment. Further, as the Company has closed the operations formerly associated with Colonial and withdrawn its broker license, there does not appear to be a significant opportunity for any future operations. Therefore, the Company wrote off the entire remaining unamortized purchase goodwill of approximately $7,400,000 which is reflected in the Company's brokerage and trading business segment.

Management determined that, as of December 31, 2001, a write-down of the goodwill related to the acquisition of Critical was necessary. Thus, the Company recorded an impairment of approximately $250,000 and no goodwill remains at December 31, 2001. Such write-down is reflected in the Company's other business segment.

5. RELATED PARTY TRANSACTIONS

On November 8, 1999, the Company entered into three year employment agreements (the "Agreements") with the Company's Chief Executive Officer and Vice Chairman, who is the beneficial owner of 16.1% and 21% of the total outstanding common shares of the Company at December 31, 2001 and 2000, respectively, and the Company's Chief Operating Officer and Chairman, who is the beneficial owner of 16.1% and 21% of the total outstanding common shares of the Company at December 31, 2001 and 2000, respectively (collectively the "Primary Shareholders"). Under the terms of the Agreements, which are renewable as directed by a majority vote of the board of directors, each individual shall receive (i) an initial base salary of $150,000 per annum for the first year with a 5% increase per annum beginning one year from the date of the Agreements (the Company's board of directors may increase such salaries at their discretion); (ii) discretionary bonuses as determined by the Company's board of directors primarily based on each individuals performance; and (iii) incentive compensation paid monthly equal to Available Cash, as defined, primarily based on performance of the Company and its respective subsidiaries. The Agreements also contain provisions related to severance and change of control upon the occurrence of such events. Such Agreements were amended on January 5, 2001 and the salary was increased to $208,000 per annum. The Company made payments to each of the Primary Shareholders aggregating $326,789 and $282,000 for the years ended December 31, 2001 and 2000, respectively, in connection with these Agreements.

                                 vFinance, Inc.

                                December 31, 2001

5. RELATED PARTY TRANSACTIONS (CONTINUED)

On June 1, 2000, the Company granted to each of its Primary Shareholders, 500,000 stock options in connection with certain stock option agreements that were part of their respective employment agreements. The stock options were granted at an exercise price that exceeded the stock price on the date of issuance and were exercisable over a three-year period, beginning on June 1, 2000. On January 1, 2001, the Primary Shareholders forfeited the 1,000,000 options by signing an Options Cancellation Agreement with the Company. No compensation expense was recognized related to these stock options in the year ended December 31, 2000, as the grant price exceeded the quoted market price on the date of the grant.

On January 5, 2001 the Company modified the Agreements with its Primary Shareholders giving them the right to receive a grant of 500,000 stock options to each at an exercise price that exceeded the stock price on the date of the modification. These modified grants would not have taken effect until certain conditions, including continued employment, were met. These grants were cancelled before any of the conditions were met.

On July 6, 2001, the Company modified the Agreements with its Primary Shareholders granting 500,000 stock options to each at an exercise price that exceeded the stock price on the date of issuance and were exercisable over a five-year period, beginning on July 6, 2001. No compensation expense was recognized related to these stock options in the year ended December 31, 2001, as the grant price exceeded the quoted market price on the date of the grant.

On October 6, 2000, the Company entered into promissory notes (the "Notes") with the three individuals subject to the Employment Agreements, as defined in Note
7. The Notes were for approximately $150,000 and bore interest at a rate of 7%. The Notes, including interest, were due and payable within 30 days of the registration of common shares owned by the individuals and were secured by such common shares. The Notes were repaid in full with the proceeds from the sale of the commons shares in November 2001.

On December 18, 2001, Critical Infrastructure Fund (BVI), LP, purchased 877,193 shares of the Company's common stock for $250,000 and received registration rights incidental to a Company registration of securities with the SEC with respect to these shares. Critical Infrastructure Fund (BVI), LP, subsequent to year end sold some of these shares to individual officers of the Company, including its Chief Executive Officer and Vice-Chairman, at $0.285 per share, the price at which the shares were sold.

                                 vFinance, Inc.

                                December 31, 2001

6. INCOME TAXES

Deferred income taxes reflect the net income tax effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and amounts used for income taxes. The Company's deferred income tax assets and liabilities consist of the following:





                                                    Year Ended December 31,
                                               ---------------------------------
                                                  2001                 2000
                                               -----------          -----------
Net operating loss carryforwards               $ 3,295,515          $   121,665
Deferred compensation amortization                 639,283              494,440
Unrealized losses                                  546,014               51,357
Goodwill impairment                              3,027,949                   --
Other                                              465,248                   --
Allowance for doubtful accounts                     47,150                8,227
                                               -----------           -----------
Gross deferred income tax assets                 8,021,159              675,689

Depreciation                                       (64,560)             (26,201)
Other                                                   --              (41,483)
                                                -----------          -----------
Gross deferred income tax liabilities              (64,560)             (67,684)
Deferred income tax asset valuation allowance   (7,956,599)            (608,005)
                                                -----------          -----------
Net deferred income tax assets                 $        --         $        --
                                                ===========          ===========



Net operating loss carryforwards totaled $8,577,672 at December 31, 2001. The net operating loss carryforwards will begin to expire in the year 2021 if not utilized. After consideration of all the evidence, both positive and negative, management has recorded a valuation allowance at December 31, 2001 and 2000, due to the uncertainty of realizing the deferred income tax assets.

                                 vFinance, Inc.

                                December 31, 2001

7. EMPLOYMENT AGREEMENTS

On December 17, 1999, the Company entered into employment agreements with three individuals (the "Employment Agreements"). In connection with the Employment Agreements the Company issued 773,500 shares of its common stock (the "First Tranche Shares"). However, the First Tranche Shares were subject to divestment and return to the Company in the event and to the extent that certain performance criteria and/or other employment conditions were not met. The First Tranche Shares issued to employees were held in escrow until (i) cessation of the employee's employment with the Company prior to December 31, 2000, in which event all of the shares would be immediately returnable to the Company or (ii) the employee failed to meet certain cash revenue goals by February 15, 2001, as defined by the Employment Agreements, in which event such shares, or a percentage of such shares, would be immediately returnable to the Company, based on a formula contained in each Employment Agreement.

On August 18, 2000, the Company entered into amended and restated employment agreements (the "Amended Employment Agreements") with the same three individuals. The Amended Employment Agreements (i) modified the performance criteria and employment conditions under the Employment Agreements to provide, among other things, that the First Tranche Shares issued to the employees be held in escrow until (a) cessation of the employee's employment with the Company prior to October 6, 2000, in which event all of the First Tranche Shares would be immediately returnable to the Company or (b) the employee failed to meet certain cash revenue goals by February 15, 2001, as defined by the Employment Agreements, in which event the First Tranche Shares, or a percentage of such shares, would be immediately returnable to the Company, based on a formula contained in each Employment Agreement, and (ii) provided for the Company to issue an additional 3,011,111 shares of its common stock, which shares are subject to divestment and similar performance criteria (the "Second Tranche Shares"). The Second Tranche Shares issued to employees were split into two equal pieces and were being held in escrow until (i) cessation of the employees employment with the Company prior to December 31, 2001 (for one-half of the Second Tranche Shares) and December 31, 2002 (for one-half of the Second Tranche Shares), respectively, in which event all or a portion of such shares, respectively, would be immediately returnable to the Company or (ii) the employee fails to meet certain cash revenue goals by September 30, 2001 (for one-half of the Second Tranche Shares) and September 30, 2002 (for one-half of the Second Tranche Shares) respectively, as defined by the Amended Employment Agreements, in which event such shares, or a percentage of such shares, respectively, would be immediately returnable to the Company, based on a formula contained in each Amended Employment Agreement.

                                 vFinance, Inc.

                                December 31, 2001

7. EMPLOYMENT AGREEMENTS (CONTINUED)

The Amended Employment Agreements were accounted for as restricted stock performance plans. In a restricted stock performance plan, the nature of the restriction results in the compensation cost being measured at the date when the number of shares to be awarded is known. Consequently, the measurement of compensation at the date the performance criteria are met, measures the ultimate compensation to be recognized by the Company. These employment agreements were variable plans, therefore, interim estimates of compensation were required based on the fair market value of the common stock as of the end of the reporting period and the extent or degree of compliance with the performance criteria. Accordingly, in connection with the First Tranche Shares, the Company initially recorded deferred compensation aggregating $3,828,825, based on the fair market value of the Company's common stock when the shares were issued. Based on the change in the fair market value of the Company's stock and the attainment of the required performance criteria, the Company recognized compensation expense of $675,813 related to the First Tranche Shares during the year ended December 31, 2000. On November 10, 2000, the Company released the First Tranche Shares to the individuals as they had met the required performance criteria.

In connection with the Second Tranche Shares, on August 18, 2000, the Company initially recorded deferred compensation aggregating $7,528,778, based on the fair market value of the Company's common stock when the shares were issued. Compensation expense for the Second Tranche Shares of $381,167 was recognized through December 23, 2000. On December 23, 2000, the Company further amended and restated the Amended Employment Agreements to reduce the income tax consequences for the employees. These amendments superseded the August 18, 2000 Amended Employment Agreements, canceling and rescinding the Second Tranche Shares under the restricted stock performance plan. Upon cancellation of the Second Tranche Shares, the Company recorded the remaining unamortized deferred compensation of $2,159,946 as treasury stock.

The Amended Employment Agreements provided for the Company to grant an additional 3,011,111 stock options to the individuals on January 23, 2001 that would have begun vesting on June 30, 2001. The employees resigned in June 2001 before any options had vested, and such options were forfeited.

                                 vFinance, Inc.

                                December 31, 2001

8. SHAREHOLDER'S EQUITY

On January 3, 2000, the Company entered into an asset purchase agreement and employment agreements with two individuals, who were former partners in Pinnacle Capital Group, L.C. (now known as Union Atlantic Capital, L.C., a wholly owned subsidiary), for a term of three years. The assets purchased were furniture and fixtures owned individually by the key personnel. The consideration consisted of stock purchase warrants giving the two employees rights to purchase 190,000 shares of the Company's common stock at an exercise price of $2.50 per share. The warrants are exercisable for a period of five years, at the discretion of the holders and had a fair value, as determined by the Black Scholes model of $285,000; the Company allocated $280,000 to deferred compensation and $5,000 to furniture acquired. This amount was being amortized over the term of the respective employment agreements; however, during the year ended December 31, 2000, the employees were separated from the Company, and accordingly, the deferred compensation expense relating to the warrants was fully amortized. The employment agreements also granted each individual 200,000 stock options, which were forfeited in connection with their separations.

In March 2000, the Company increased the number of authorized common shares from 20,000,000 to 25,000,000. In addition, the Company established Preferred Stock, authorizing 2,500,000 shares, subject to the rights, preferences and privileges as determined by the Board of Directors. Further, on December 28, 2001, the Company increased the number of authorized common shares from 25,000,000 to 75,000,000.

As part of the Colonial transaction discussed in Note 1, the Company was authorized to issue up to 2,500,000 shares of preferred stock, of which (i) 122,500 shares were designated as Series A Convertible Preferred Stock, par value $0.01 per share, all of which are currently issued and outstanding, and
(ii) 50,000 shares were designated as Series B Convertible Preferred Stock, par value $0.01 per share, all of which are currently issued and outstanding. All of the Series A and Series B shares were delivered to Colonial shareholders. The Series A and Series B Preferred Stock accrues annual dividends of 10% and 7%, respectively, on a quarterly basis. Accrued but unpaid dividends earn no interest. During the year ended December 31, 2001, $157,500 of such dividends were accrued.

Series A and B Preferred Stock have the following rights, preferences, privileges and restrictions:

LIQUIDATION PREFERENCE. In the event of any liquidation or winding up of the Company, the holders of the Series A and B Preferred Stock will be entitled to receive, in preference to the holders of Common Stock, an amount equal to $10 per share, plus unpaid dividends, if any. A consolidation or merger shall be deemed a liquidation or winding up for purposes of the liquidation preference.

                                 vFinance, Inc.

                                December 31, 2001

8. SHAREHOLDER'S EQUITY (CONTINUED)

DIVIDEND RIGHTS. The holders of Series A and B Preferred Stock will be entitled to receive cumulative dividends in preference to holders of Common Stock at the rate of $1 and $0.70 per share annum (10% and 7% of the liquidation preference price) for Series A and B, respectively, whether or not earned or declared.

CONVERSION PRICE ADJUSTMENTS. The conversion price of the Series A and B Preferred Stock will be subject to adjustments to prevent dilution, on the weighted average basis, in the event the Company issues additional shares, at a purchase price of $2.60 per share.

VOTING RIGHTS. The holders of Series A and B Preferred Stock have no voting rights.

REDEMPTION RIGHTS. The Company, at its option, may redeem, in whole or in part, the shares of Series A and B Preferred Stock outstanding, at any time, upon notice given, at a redemption price of $11 and $10 per share, respectively. If the Company receives proceeds from a single sale of its equity securities of at least $500,000, the holders of Series A and B Preferred Stock may require the Company to redeem all, but not less than all, the Series B Preferred Stock at a redemption price equal to $10 per share.

In 2000, the Company closed on a $7 million round of private financing (the "Private Placement"), $3,500,000 of which closed on March 31, 2000 and $3,500,000 of which closed on August 17, 2000 (collectively the "Closing Dates"), before cash registration and issuance costs of $1,071,342. As part of the Private Placement, on the Closing Dates, the Company issued (i) to certain banks and institutional investors 2,333,334 shares of the Company's common stock and 1,866,667 stock purchase warrants at exercise prices ranging from $3.00- $6.00 per share (ii) to other parties a total of 229,999 warrants, of which 83,333 warrants were issued to agents, 46,666 warrants were issued to employees for placing the financing and 100,000 warrants were issued to a company for a finder's fee. The warrants have exercise prices ranging from $2.50 to $7.20 and are exercisable on the earlier of a) one year from the effective date of the registration statement filed by the Company covering the securities issued and to be issued to the investors or b) three or four years, as the case may be, as defined in the agreements from the closing date. In conjunction with the 46,666 warrants, which were issued with prices below fair value, the Company recognized $49,583 of compensation expense in the year ended December 31, 2000.

The warrants issued to non-employees in conjunction with the Private Placement were for services related to the Private Placement and have a fair value of $361,333 as determined by the Black Scholes valuation model. Such amounts have been recorded as additional issuance costs.

                                 vFinance, Inc.

                                December 31, 2001

8. SHAREHOLDER'S EQUITY (CONTINUED)

On May 2, 2000, the Company granted 20,000 options to a consultant. The stock options were granted as consideration for future services at an exercise price of $5.00 and are exercisable over a four-year period, beginning May 2, 2001. The fair value of the options granted was estimated to be $79,200 at the date of grant using the Black Scholes valuation model and will be ratably expensed over the term services are to be provided. During 2001 the Company amortized $19,800.

On August 18, 2000, the Company entered into Amended Employment Agreements (see
Note 6 above) with three individuals. The Amended Employment Agreements provided for the Company to grant an additional 400,000 stock options to individuals. The stock options were granted at an exercise price of $3.15 and were exercisable over a four-year period, beginning on August 18, 2001 and were canceled upon their separation from the Company.

On August 30, 2001 and on October 16, 2001, the Company granted 673,500 stock purchase warrants to certain individuals and 878,427 stock options to employees in conjunction with the individuals purchase of common stock of the Company from existing shareholders. One stock option was granted for each share of common stock purchased by the individuals. The stock options were granted at above fair market value an exercise price of $0.35 and vested on the date of grant.

On October 16, 2001, the Company granted 120,000 options to an individual in conjunction for serving on the Board of Directors for fiscal 2002. The stock options were granted as consideration for future services at an exercise price of $0.35 and are exercisable on October 16, 2004. The fair value of the options granted was estimated to be $24,000 at the date of grant using the Black Scholes valuation model and will be ratably expensed over the term services are to be provided. The remaining fair value of the shares is stated as deferred compensation at December 31, 2001.

                                 vFinance, Inc.

                                December 31, 2001

8. SHAREHOLDER'S EQUITY (CONTINUED)

On November 28, 2001, the Company entered into a Note Purchase Agreement, as amended by subsequent letter agreements dated November 30, 2001, December 14, 2001, and December 28, 2001, February 13, 2002 and March 4, 2002 (collectively, the "Note Purchase Agreement"), with SBI Investments (USA) Inc. ("SBI"). Under the terms of the Note Purchase Agreement, SBI may provide a subordinated loan to the Company of up to $1,500,000 in the form of a 48-month non-interest bearing, convertible note. As of December 31, 2001, the Company had received $975,000 under the Note Purchase Agreement and may receive, at SBI's option alone, an additional $525,000 no later than June 30, 2002. The note, if and only if fully funded by SBI, is convertible, at SBI's option, into as many as 5,263,158 shares of our common stock at $0.285 per share. The Company, at any time during the first three years of the agreement, can call for redemption of the note for $1,750,000, canceling the option or forcing the conversion of the note into shares of common stock.

Further, if SBI funds the full amount of the loan, SBI will become a party to an Investor Right Agreement and, as additional consideration the Company will issue to SBI an option to purchase up to that number of shares of its common stock equal to 1,500,000 divided by the average closing bid and ask price of its common stock for the 20 consecutive trading days preceding the date of SBI's exercise notice to the Company, but in no event will the per share price be more than $0.336 or less than $0.23. The Note Purchase Agreement was amended to extend the expiration date of the option past June 30, 2002 as the date for the funding of the third Tranche was extended.

In accordance with EITF Issue No. 00-27, APPLICATION OF ISSUE NO. 98-5 and APB 21, the Company recorded a beneficial conversion feature and an imputed interest factor related to the Note of $975,000 which is measured as the difference between the effective conversion price of the debt and the fair value into which the Note is convertible. The principal balance of this Note was discounted with a corresponding increase in additional paid-in capital by such amount. The debt discount and imputed interest will be accreted ratably over the term of the loan as additional interest expense. The above conversion reduced the monthly amortization by $4,329 to $15,983.

On December 21, 2001, the Company entered into an agreement whereby Innovex Partners purchased 980,392 common shares at $0.255 per share and were granted a warrant to purchase 1,000,000 shares of common stock at $0.35 per share. The warrant is immediately exercisable and expires on December 21, 2006.

                                 vFinance, Inc.

                                December 31, 2001

8. SHAREHOLDER'S EQUITY (CONTINUED)

The Company has elected to follow Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided under FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, ("SFAS 123") requires the use of option valuation models that were not developed for use in valuing employee stock options. As permitted, the Company adopted the disclosure alternative of SFAS 123. Under APB 25, when the exercise price of the Company's stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation expense is recorded.

A summary of the stock option activity for the years ended December 31, 2000 and 2001 is as follows:




                                           Weighted
                                            Average
                                           Exercise  Number of    Exercise Price
                                            Price     Shares        Per Option
                                           --------- ----------  ---------------
Outstanding Options at December 31, 1999     $4.19   1,065,000    $2.50 - $6.00
  Granted                                     4.69   2,615,000     1.00 -  7.50
  Forfeited                                   6.00    (520,000)    4.50 -  7.50
                                                                    -----------
Outstanding Options at December 31, 2000                             3,160,000
  Granted                                     0.79   13,441,567    0.35 -  2.25
  Forfeited                                   2.13   (6,914,517)   0.66 -  5.85
                                                                    ----------
Outstanding Options at December 31, 2001     0.98     9,687,050    0.35 -  6.00
                                                                    ==========
                                 vFinance, Inc.

                                December 31, 2001

8. SHAREHOLDER'S EQUITY (CONTINUED)

The following table summarizes information concerning stock options outstanding at December 31, 2001.



Weighted
 Average
Exercise                             Number
 Price                             Outstanding
--------                            ----------
 $0.35                              3,508,427
  0.63                              3,920,000
  1.00                                822,000
  2.25                                471,623
  3.00                                210,000
  3.25                                100,000
  4.00                                220,000
  4.13                                 30,000
  4.25                                 75,000
  4.50                                  5,000
  5.00                                260,000
  5.63                                 50,000
  6.00                                 15,000
                                    ---------
                                    9,687,050
                                    =========



A summary of the warrant activity for the years ended December 31, 2000 and 2001 is as follows:




                                           Weighted
                                             Average
                                            Exercise  Number of   Exercise Price
                                             Price     Shares      Per Option
                                           --------   ----------  --------------
Outstanding Warrants at December 31, 1999    $2.50       10,000         $2.50
  Granted                                     5.84    2,286,666    2.50 - 7.20
                                                                   -----------
Outstanding Warrants at December 31, 2000                           2,296,666
  Granted                                     0.97    1,978,500    0.35 - 2.25
  Forfeited                                   5.81   (1,166,667)   3.00 - 6.00
                                                                   -----------
Outstanding Warrants at December 31, 2001     2.73    3,108,499    0.35 - 7.20
                                                                   ===========
                                 vFinance, Inc.

                                December 31, 2001

8. SHAREHOLDER'S EQUITY (CONTINUED)

The following table summarizes information concerning warrants outstanding at December 31, 2001.



Weighted
 Average
Exercise                Number
 Price               Outstanding
--------             -----------

 0.35                   993,500
 0.63                   400,000
 2.25                   585,000
 2.50                   300,000
 6.00                   129,999
 7.20                   700,000
                      ---------
                      3,108,499
                      =========



The weighted average grant-date fair value of warrants granted during the year equaled $2.73 and $5.84 for the years ended December 31, 2001 and 2000, respectively. The weighted average grant-date fair value of options granted during the year equaled $0.98 and $4.69 for the years ended December 31, 2001 and 2000, respectively. For purposes of pro forma disclosures, the estimated fair value of the options and warrants is amortized to expense over their respective vesting periods. The weighted average remaining contractual life for warrants outstanding at December 31, 2001 and 2000, is 3.62 years and 3.50 years respectively. The weighted average remaining contractual life for options outstanding at December 31, 2001 and 2000, is 4.33 years and 4.50 years respectively.

Options granted to employees are exercisable according to the terms of each agreement, ranging from one month to four years. At December 31, 2001 and 2000, 3,452,760 and 1,168,000 options outstanding were exercisable with weighted average exercise prices of $1.49 and $3.51, respectively. At December 31, 2001 and 2000, 12,795,549 and 5,456,666 total shares of the Company's common stock are reserved for issuance related to stock options and stock purchase warrants which were outstanding at December 31, 2001 and 2000, respectively.

                                 vFinance, Inc.

                                December 31, 2001

8. SHAREHOLDER'S EQUITY (CONTINUED)

Pro forma information regarding net loss is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method. The fair value for options and warrants granted was estimated at the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions: for 2001 risk-free interest rates of 3.53%; no dividend yields; volatility factor of the expected market price of the Company's common stock of 1.610 for options and warrants and an expected life of the options and warrants of 4-5 years; for 2000: risk-free interest rates ranging from 5.52% to 6.57%; no dividend yields; volatility factor of the expected market price of the Company's common stock ranging from 0.771 to 1.92; and an expected life of the options and warrants of 4-5 years. The Company's pro forma net loss for the years ended December 31, 2001 and 2000 was $ 17,702,620 and $7,611,842, respectively. The
Company's pro forma basic and diluted net loss income per share for the years ended December 31, 2001 and 2000 was $0.89 and $0.75, respectively. The impact of the Company's pro-forma net loss and loss per share of the SFAS 123 pro forma requirements are not likely to be representative of future pro forma results.

The Company recorded deferred compensation of $24,000 and $408,783 during the years ended December 31, 2001 and 2000 respectively in connection with the grants of employee stock options with exercise prices lower than the deemed fair value per share of the Company's common stock on the date of the grant. Such amounts are being amortized over the vesting period, and accordingly, $3,000 and $116,250 of compensation expense was recognized in the years ended December 31, 2001 and 2000 relative to such options.

                                 vFinance, Inc.

                                December 31, 2001

9. DEBT

Lines of credit

On April 5, 2001 Fleet National Bank ("Fleet") filed a complaint against Michael Golden ("Golden"), a former controlling shareholder of Colonial, in the Superior Court of New Jersey in the amount of $315,903 for Lines of Credit issued prior to Company's January 2001 acquisition of Colonial. In October 2001, the Superior Court entered a summary judgment in favor of Fleet and the line of credit became due immediately. The period for appeal of the summary judgment expired on December 10, 2001. The Company has established reserves for this judgment due to the uncertainty surrounding the financial position of Golden.

Subordinated promissory notes

Prior to its acquisition by the Company, Colonial entered into a $650,000 bridge loan with three investors. The notes became due in November and December 2001. Interest for these loans is being accrued at the stated rate, 10 percent.

Notes payable

Prior to its acquisition by the Company, Colonial entered into a loan agreement with one of its principal shareholders. Its obligation under this loan, if any, is subject to litigation. The Company cannot establish when or if it will be required to repay this loan, carried at $500,000, that is the obligation of its inactive Colonial subsidiary. Interest for this loan is being accrued at the Company's weighted average interest rate, 10 percent.

On April 5, 2001, Fleet filed a complaint against First Colonial Securities, Inc., a wholly owned subsidiary of Colonial in the Superior Court of New Jersey in the amount of $210,928 for a letter of credit issued prior to the January 2001 acquisition of Colonial. In October 2001, the Superior Court entered a summary judgment in favor of Fleet and the letter of credit became due immediately. The period for appeal of the summary judgment expired on December 10, 2001. The Company has fully accrued for and established reserves for this judgment.

                                 vFinance, Inc.

                                December 31, 2001

10. COMMITMENTS AND CONTINGENCIES

The Company leases office space under the terms of operating leases. The following chart shows lease obligations including rental of real property and equipment.



Year                      Amount
----                    ----------
2002                    $1,212,000
2003                     1,129,000
2004                       957,000
2005                       917,000
2006                       823,000
Thereafter                 552,000
                        ----------
Total                   $5,590,000
                        ==========



Total rent expense under operating leases, including space rental, totaled approximately $1,433,057 and $79,646 for the years ended December 31, 2001 and 2000. The Company has total non-cancelable leases of $2,446,177, included above, of which the Company has entered into sublease agreements with payments aggregating $117,048 for the year ending December 31, 2002 and $48,000 in each of the years ending December 31, 2003 through 2006.

In lieu of a security deposit, the Company has obtained a letter-of-credit from a commercial bank which is collateralized by a restricted cash deposit.

From time to time the Company is a party to various lawsuits that have arisen in the ordinary course of business. The amounts asserted in these matters are material to the Company's financial statements. While any litigation contains an element of uncertainty and although it is possible that losses exceeding amounts already recorded may be incurred upon ultimate resolution of these existing legal proceedings, management believes that such losses, if any, will not have a material adverse effect on our the results of operations or financial position. However, unfavorable resolution of each matter individually or in the aggregate could affect the consolidated results of operations for the quarterly and annual periods in which they are resolved.

                                 vFinance, Inc.

                                December 31, 2001

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

On or about May 17, 2001, Golden filed an initial complaint against the Company in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida, alleging that the Company breached its January 5, 2001 employment agreement with Golden, which was entered into as a result of the merger between Colonial and the Company. Mr. Golden claims that he terminated the agreement for "good reason," as defined in the agreement, and that the Company failed to pay him severance payments and other benefits as well as accrued commissions and un-reimbursed expenses. In the initial complaint, Golden sought monetary damages from the Company in excess of $50,000 including interest, attorney's fees and costs.

On or about July 18, 2001, the Company filed an answer and affirmative defenses and counterclaims with the Circuit Court against Golden and Ben Lichtenberg ("Lichtenberg"), Golden's partner in Colonial, denying all material allegations in the complaint, affirmatively alleging that Golden is not entitled to any severance payments because he was terminated for cause for insubordination, failure to follow directives of the board of directors and for breaches of fiduciary duty. The Company also alleged that both Golden and Lichtenberg violated the merger agreement between Colonial and the Company by breaching certain of the representations and warranties set forth in the merger agreement by, among other things, failing to advise the Company of certain loan agreement defaults, improperly withdrawing approximately $400,000 of capital from Colonial, failing to deliver a closing balance sheet and failing to disclose significant liabilities of Colonial. The Company believes the activities of Golden and Lichtenberg constituted violations of Florida's Securities Investor Protection Act, common law fraud, breach of fiduciary duty, breach of contract, intentional interference with advantageous business relationships, and breach of the implied covenant of good faith and dealing, and the Company is seeking indemnification under the merger agreement and additional monetary damages against Golden and Lichtenberg in excess of $15,000.

In response to the Company's answer, affirmative defenses and counterclaims, on or about September 1, 2001, Golden filed an amended complaint with the Court against the Company and its Primary Shareholders. In the amended complaint, Golden alleges the Primary Shareholders made various false representations that induced Golden to enter into the merger agreement and his employment agreement. Golden is seeking monetary damages from the Company and the Primary Shareholders in excess of $4.6 million.

                                 vFinance, Inc.

                                December 31, 2001

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Lichtenberg filed an answer, affirmative defenses and counterclaims with the Court in response to the Company's filing with the Court on July 13, 2001. In addition to denying all material allegations in the Company's July 13, 2001 counterclaims against him, Lichtenberg alleges that: (a) the Company breached its employment agreement with him, (b) the Chief Executive Officer and Vice-Chariman and the Company made various false representations that induced Lichtenberg to enter into the merger agreement and (c) the Company materially breached the Colonial merger agreement. Lichtenberg is seeking delivery from the Company of 414,825 shares of the Company's common stock and monetary damages of at least $488,000 from the Chief Executive Officer and Vice-Chariman and the Company, jointly and severally. On November 20, 2001, the Chief Executive Officer and Vice-Chariman and the Company filed an answer and affirmative defenses to these allegations denying Lichtenberg's allegations. The parties are proceeding with discovery and the matter has been placed on the Circuit Court's September 2002 trial docket. As the Company intends to vigorously defend itself and believes it has meritorious defenses against these claims, no amounts have been accrued.

First Colonial Securities Group, Inc. ("First Colonial") was subject to supervision and regulation by the NASD, the SEC and various state securities commissions. As part of this regulatory oversight, First Colonial was subject to periodic examination and inspections by these authorities. First Colonial was advised that as a result of an examination performed by the Philadelphia office of the NASD for the years 1996 and 1997, the NASD identified several possible material deficiencies. The NASD and the Company settled the matter in February 2002 with the Company paying a $75,000 fine. Such fine was accrued in accounts payable at December 31, 2001.

On May 15, 2001, Louis D'Alessio filed a claim with the NASD against First Colonial and one of its employees. His claim alleges compensatory damages in an amount between $100,000 and $500,000 plus unspecified punitive damages. He alleges unfair business practices, violation of the federal securities act, violation of state securities statutes and common law fraud. The Company believes that the claim is without merit and is vigorously defending itself; however, the Company anticipates that the outcome will result in settlement. Thus, $15,000, the Company's estimate of the amount of the settlement , is accrued as of December 31, 2001.

                                 vFinance, Inc.

                                December 31, 2001

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

On January 22, 2001, Josephine and Frank Oliveri filed a claim with the NASD against First Colonial and one of its employees. Their claim alleges compensatory damages of $192,287 plus interest and punitive damages of $100,000. They allege unsuitable investments, unauthorized trading, excessive trading and lack of supervision. The Company believes that the claim is without merit and is vigorously defending itself; however, the Company anticipates that the outcome will result in settlement. Thus, $25,000, the Company's estimate of the amount of the ultimate settlement, is accrued as of December 31, 2001.

On October 3, 2001, Sterling Financial Investment Group filed a claim with the NASD against the Company and several of its employees. Their claim alleges compensatory damages and punitive damages to not exceed the sum of $500,000. They alleged the Company offered and made significant cash payments to certain of Sterling's employees, to entice them to break their written employment agreements with Sterling and work for the Company. The Company believes that the claim is without merit and is vigorously defending itself; thus, no amounts have been accrued.

On August 14, 2001, Rosario Catanzarite, Joann Catanzarite, Anna Piegaro, Brian Catanzarite and Dina Catanzarite filed a claim with the NASD against First Colonial and several of its employees. Their claim alleges compensatory damages in the amount of $125,000 plus interest. They allege that the employees abused their trust, processed unsuitable trades, coupled with abusive use of margin. The Company believes that the claim is without merit and is vigorously defending itself; however, the Company anticipates that the outcome will result in settlement. Thus, $25,000, the Company's estimate of the amount of the ultimate settlement, is accrued as of December 31, 2001.

The Company is also engaged in a number of other legal proceedings incidental to the conduct of its business. Such claims aggregate a range of $684,000 to $1,919,000. In the opinion of management, the Company is adequately insured against the claims relating to such proceedings or has adequate resources to settle such claims, and any ultimate liability arising out of such proceedings will not have a material adverse effect on the financial condition or results of operations of the Company. The Company believes that the claims are without merit and is vigorously defending itself; however, the Company anticipates that the outcome of certain claims will result in certain settlements Thus, $112,000, the Company's estimate of the amount of the ultimate settlements, is accrued as of December 31, 2001.

                                 vFinance, Inc.

                                December 31, 2001

11. DEFINED CONTRIBUTION PLAN

The Company maintains a defined contribution savings plan in which substantially all employees are eligible to participate. The Company may match up to 25% of the employee's salary. The Company made no contributions to the plan for the years ended December 31, 2001 and 2000, respectively.

12. SUBSEQUENT EVENT

On January 25, 2002, the Company entered into a Credit Agreement with UBS Americas, Inc. ("UBS"). Under the terms of the Credit Agreement, UBS will provide a revolving credit facility of $3,000,000 to the Company for the purpose of supporting the expansion of its brokerage business or investments in infrastructure to expand its operations or its broker-dealer operations. The loan has a term of 4 years, must be repaid in full by January 2005 and bears interest at LIBOR plus a LIBOR margin of 2%. Among other covenants, the Company must maintain shareholder's equity of at least $7,000,000; however, the Credit Agreement, as amended, specifically provides that the Company may exclude goodwill write-offs aggregating approximately $8,500,000 from shareholder's equity. The Company is in compliance with all covenants as of the filing date and expects to remain in compliance throughout 2002. The Company must make early repayments under the Credit Agreement if it acquires a new broker dealer firm, enters a new line of business, or hires more than 4 brokers in a single or related transaction. This repayment is made by adding $1.00 to the cost of each incremental clearing transaction the Company makes through CSC, a wholly owned subsidiary of Paine Webber which is a wholly owned subsidiary of UBS. The Company has not, to date, entered into a transaction that would trigger any repayment. The Company borrowed $1,500,000 under the credit facility in January 2002. The Credit Agreement does not provide for conversion of the debt into equity securities.

                                 vFINANCE, INC.



                        3,421,052 Shares of Common Stock


                           - - - - - - - - - - - - - -

                                   PROSPECTUS

                           - - - - - - - - - - - - - -


                               ____________, 2002



YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORZIED ANYONE TO OPROVIDE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VFINANCE, INC. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO ANY PERSON IN ANY JURISDICTION WHERE SUCHOFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF THE SHARES OF COMMON STOCK HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFIRES OF VFINANCE, INC. SINCE THE DATE HEREOF.


                          - - - - - - - - - - - - - - -


UNTIL _________, 2003 (___ DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERD SECURITIES, WEHTHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQURIED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS.

PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following is an estimate of the expenses that we expect to incur specifically in connection with this registration. We will pay all of these expenses, and the selling shareholder will not pay any of them.


SEC Registration fee                                          $  34.62
Printing and engraving expenses                               $  1,000*
Legal fees and expenses                                       $ 20,000*
Accounting fees and expenses                                  $ 12,000*
Miscellaneous                                                 $ 1,965.38*
                                                              ---------
                  Total                                       $ 35,000
                                                              ---------

* Estimate, and subject to future contingencies.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article XII of the Bylaws of vFinance.com, Inc. (the "Company") provides for indemnification by the Company of its directors, officers and employees.

         Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation provides for such limitation of liability.

         The Company has obtained directors and officers insurance providing indemnification for certain of the Company's directors, officers and employees for certain liabilities.

ITEM 16. EXHIBITS

         The Exhibits shown in the attached Exhibit Index are either filed herewith or incorporated herein by reference to such Exhibits filed with other documents, as indicated in that Exhibit Index.

ITEM 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:


         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the Securities Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

         (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Corporation pursuant to the indemnification provisions described herein, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it met all the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, Florida, on November 19, 2002.

                                 vFINANCE, INC.
                             By:/s/Leonard J. Sokolow
                                   ----------------------
                                   Leonard J. Sokolow
                                   President & CEO

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below constitutes and appoints Leonard J. Sokolow his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his place and stead, in any and all capacities, to sign any and all further amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


         Person                                 Capacity             Date
         ------                                 --------             ----

/s/Leonard J. Sokolow  Chief Executive Officer, President &   November 19, 2002
-------------------     Director (Principal Executive Officer)

Leonard J. Sokolow


/s/Timothy E. Mahoney   Chief Operating Officer,               November 19, 2002
-------------------    Acting Principal Financial Officer,
Timothy E. Mahoney     Acting Principal Accounting
                       Officer and Director


/s/Richard Campanella           Secretary                     November 19, 2002
------------------
Richard Campanella
                                 vFINANCE, INC.

                                  EXHIBIT INDEX


Number
of Exhibit        Exhibit Description
----------        -------------------

   2.1 Share Exchange Agreement among the Company, vFinance Holdings, Inc., certain shareholders of vFinance Holdings, Inc. and Union Atlantic LC, dated November 8, 1999 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on November 8, 1999).

   2.2 Amendment to Share Exchange Agreement dated November 29, 1999 (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 30, 2000).

   2.3 Agreement and Plan of Merger, dated as of December 22, 2000, by and among the Company, NW Holdings, Inc., and Alvin S. Mirman, Ilene Mirman, Marc N. Siegel, Richard L. Galterio, Vincent W. Labarbara, Eric M. Rand, and Mario Marsillo, Jr. (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on January 17, 2001).

   2.4    Agreement and Plan of Merger, dated as of January 3, 2001, by and
among the Company, Colonial   Acquisition  Corp.,  Colonial Direct Financial
Group, Inc., and Michael Golden and Ben Lichtenberg (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on January 17,
2001).

   3.1 Certificate of Incorporation as filed with the Delaware Secretary of State on February 12, 1992 (incorporated by reference to the Company's Registration Statement on Form S-18 filed with the SEC on July 24, 1992).

   3.2 Certificate of Renewal and Revival of Certificate of Incorporation as filed with the Delaware Secretary of State on March 15, 1996 (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 30, 2000).

   3.3 Certificate of Amendment to the Certificate of Incorporation as filed with the Delaware Secretary of State on April 28, 1999 (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 30, 2000).

   3.4 Certificate of Amendment to Certificate of Incorporation as filed with the Delaware Secretary of State on March 13, 2000 (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 30,
2000).

   3.5 Certificate of Amendment to Certificate of Incorporation as filed with the Delaware Secretary of State on November 28, 2001.

   3.6 Certificate of Designation of Series A Convertible Preferred Stock of the Company as filed with the Delaware Secretary of State on January 3, 2001 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on January 17, 2001).

   3.7 Certificate of Designation of Series B Convertible Preferred Stock of the Company as filed with the Delaware Secretary of State on January 3, 2001 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on January 17, 2001).

   3.8 Bylaws of the Company (incorporated by reference to the Company's Registration Statement on Form S-18 filed with the SEC on July 24, 1992).

   3.9 Unanimous Written Consent of the Company's Board of Directors dated January 24, 1994, amending the Bylaws (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 30, 2000).

3.10 Unanimous Written Consent of the Company's Board of Directors, effective as of January 24, 1994, amending the Bylaws (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 30, 2000).

5.1   Opinion of Krieger & Prager, LLP

   10.1 Purchase Agreement between the Company and Steven Jacobs and Mauricio Borgonovo, dated December 24, 1999, for the purchase of Pinnacle Capital Group, LLC (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 30, 2000).

   10.2 Asset Purchase Agreement among the Company, Steven Jacobs and Mauricio Borgonovo dated January 3, 2000 (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 30, 2000).

   10.3 Stock Purchase Agreement between the Company and River Rapids Ltd., dated September 27, 1999 (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 30, 2000).

   10.4 Amendment to Stock Purchase Agreement between the Company and River Rapids Ltd. dated December 22, 1999 (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 30, 2000).

   10.5 Common Stock and Warrants Purchase Agreement among the Company, AMRO International, S.A., CALP II Limited Partnership, a Bermuda limited partnership, Celeste Trust Reg, Balmore SA, Sallee Investments LLLP, worldVentures Fund I, LLC and RBB Bank Aktiengesellschaft, dated March 31, 2000 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 13, 2000).

   10.6 Registration Rights Agreement among the Company, AMRO International, S.A., CALP II Limited Partnership, a Bermuda limited partnership, Celeste Trust Reg, Balmore SA, Sallee Investments LLLP, worldVentures Fund I, LLC, RBB Bank
Aktiengesellschaft and Thomas Kernaghan & Co., Ltd., dated    March 31,  2000
(incorporated  by  reference  to the  Company's  Current Report on Form 8-K
filed with the   SEC on  April 13, 2000).

   10.7 Form of Warrant issued to AMRO International, S.A. (to purchase 100,000 shares), CALP II Limited Partnership, a Bermuda limited partnership (to purchase 350,000 shares), Celeste Trust Reg (to purchase 5,000 shares), Balmore SA (to purchase 35,000 shares), Sallee Investments LLLP (to purchase 25,000 shares), worldVentures Fund I, LLC (to purchase 25,000 shares), RBB Bank Aktiengesellschaft (to purchase 130,000 shares) and Thomas Kernaghan & Co., Ltd. (to purchase 58,333 shares) (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 13, 2000).

   10.8 Escrow Agreement among the Company, AMRO International, S.A., CALP II Limited Partnership, a Bermuda limited partnership, Celeste Trust Reg, Balmore SA, Sallee Investments LLLP, worldVentures Fund I, LLC, RBB Bank Aktiengesellschaft and Epstein Becker & Green, P.C., dated March 31, 2000 (incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form SB-2 filed with the SEC on July 14, 2000).

10.9 Amended and Restated Employment Letter Agreement dated December 18, 2000, between the Company and David Spector (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 20, 2001).

10.10 Employment Agreement dated as of January 5, 2001, between the Company and Leonard J. Sokolow (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 20, 2001).

   10.11 Employment Agreement dated as of January 5, 2001, between the Company and Timothy Mahoney (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 20, 2001).

   10.12 Options Cancellation Agreement dated January 1, 2001 by Leonard J. Sokolow (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 20, 2001).

   10.13 Options Cancellation Agreement dated January 1, 2001 by Timothy Mahoney (incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on March 20, 2001).

   10.14 Securities Exchange Agreement, dated as of August 15, 2001, among Kathleen Wallman, Steven Wallman, Joseph Daniel and vFinance.com, Inc. (n/k/a vFinance, Inc.) (incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed on August 14, 2001).

   10.15 Registration Rights Agreement, dated as of August 15, 2001, among Kathleen Wallman, Joseph Daniel and vFinance.com, Inc. (n/k/a vFinance, Inc.) (incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed on August 14, 2001).

   10.16 Stock Purchase Warrant, dated August 15, 2001, issued to Kathleen Wallman to purchase 400,000 shares of common stock of vFinance, Inc. (incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed on August 14, 2001).

10.17 Letter Agreement, dated August 15, 2001, from vFinance.com, Inc. to Joseph Daniel re employment of Joseph Daniel by vFinance.com, Inc. (incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed on August 14, 2001).

10.18 Note Purchase Agreement by and between vFinance.com, Inc. d/b/a vFinance, Inc. (n/k/a vFinance, Inc.) and Best Finance Investments Limited (n/k/a SBI Investments (USA), Inc.) dated November 28, 2001 (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.19 Letter Agreement dated November 30, 2001 amending Note Purchase Agreement (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.20 Letter Agreement dated December 14, 2001 amending Note Purchase Agreement (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.21 Letter Agreement dated December 28, 2001 amending Note Purchase Agreement (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.22 Letter Agreement dated February 13, 2002 amending Note Purchase Agreement (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.23 Letter Agreement dated March 4, 2002 amending Note Purchase Agreement (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.24 Credit Facility by and between vFinance, Inc. and UBS Americas, Inc. dated as of January 25, 2002 (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.25 Subordination Agreement by and among vFinance, Inc., UBS Americas, Inc., and SBI Investments (USA), Inc. dated as of January 25, 2002 (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.26 Cancellation Agreement/Conditional Right to Option Grant dated April 2, 2001 by Leonard J. Sokolow (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.27 Employment Agreement Amendment dated as of July 2, 2001 by and between vFinance.com, Inc. and Leonard J. Sokolow (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.28    Stock Option Agreement dated as of July 6, 2001 by and between Leonard
         J. Sokolow and vFinance.com, Inc. (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.29    10.29    Employment Agreement Amendment No. 3 dated as of January 7,
         2002 by and between vFinance, Inc. and Leonard J. Sokolow (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.30 Cancellation Agreement/Conditional Right to Option Grant dated April 2, 2001 by Timothy Mahoney (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002) (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16,
         2002).

10.31 Employment Agreement Amendment dated as of July 2, 2001 by and between vFinance.com, Inc. and Timothy Mahoney(incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.32 Stock Option Agreement dated as of July 6, 2001 by and between Timothy Mahoney and vFinance.com, Inc. (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.33 Employment Agreement Amendment No. 3 dated as of January 7, 2002 by and between vFinance, Inc. and Timothy Mahoney (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.34 Consulting Agreement effective as of August 20, 2001 by and between vFinance.com, Inc. and Insight Capital Consultants Corporation (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.35 Letter Agreement dated February 5, 2002 executed by vFinance, Inc. and Robert F. Williamson, Jr. containing terms and conditions of Mr. Williamson's employment (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.36 Amendment to Credit Agreement dated April 12, 2002 by and between vFinance, Inc. and UBS Americas Inc. (incorporated by reference to the Company's Annual Report on Form 10-KSB filed April 16, 2002).

10.37 Selected Asset Purchase Agreement dated as of May 29, 2002 among vFinance Investments, Inc., Somerset Financial Partners, Inc., Somerset Financial Group, Inc., Douglas Toth and Nicholas Thompson (the "Select Asset Purchase Agreement") (incorporated by reference to the Company's Form 10-QSB filed August 14, 2002).

10.38 Amendment to Select Asset Purchase Agreement dated June 17, 2002 (the "Amendment") (incorporated by reference to the Company's Form 10-QSB filed August 14, 2002).


10.39 Escrow Agreement executed in conjunction with the Amendment (incorporated by reference to the Company's Form 10-QSB filed August 14, 2002).

10.40 Termination Agreement (incorporated by reference to the Company's Form 10-QSB/A filed November 14, 2002)

23.1     Consent of Sherb & Co., LLP, Certified Public Accountants

23.2 Consent of Krieger & Prager, LLP (to be included in Exhibit 5.1 to this Registration Statement)

24 Power of Attorney (included on the signature page to this registration statement).

Exhibit 5.1

                              KRIEGER & PRAGER, LLP
                                   39 Broadway
                               New York, NY 10006
                                  212-363-2900








                                                         November 18, 2002


vFinance, Inc.
3010 North Military Trail
Boca Raton, Florida 33431

Gentlemen:

         You have requested our opinion as counsel for vFinance, Inc., incorporated in Delaware (the "Company"), in connection with the registration statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), being filed by the Company with the Securities and Exchange Commission.


         The Registration Statement related to an offering of 3,421,053 shares of common stock, no par value ("Common Stock"), which Common Stock includes shares of Common Stock issuable upon the conversion of a Convertible
Note; (the "Selling Stockholder Shares").

         We have examined such records and documents and made such examinations of law as wel have deemed relevant in connection with this opinion. It is our opinion that the Selling Stockholder Shares have been fully paid, validly issued and are non-assessable.

         No opinion is expressed herein as to any laws other than the Deleware General Corporation Law, the laws of the State of New York and the laws of the United States.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters" in the Registration Statement. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act of the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

                                                     Very truly yours,

                                                 /s/ KRIEGER & PRAGER LLP
                                                     KRIEGER & PRAGER LLP

Exhibit 23.1

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

We consent to the incorporation in this Registration Statement on Form S-2, of our report dated November 8, 2002 (for the year ended
December 31, 2001 relating to the consolidated balance sheet of vFinance, Inc. and Subsidiaries as of December 31, 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2001 and 2000 We also consent to the reference to our firm under the caption "Experts" in the Prospectus.


                                                  /s/ Sherb & Co., LLP
                                                      Sherb & Co., LLP

                                            Certified Public Accountants

New York, New York
November 19, 2002